

Kids don't like crust.
Men don't like tags.
Women don't like seams.

But nobody doesn't like

Sara Lee

2003 Annual Report

Our mission is to feed, clothe and care for consumers and their families the world over.

We focus our efforts on building leadership brands in three global businesses: Food and Beverage, Intimates and Underwear, and Household Products. Seeking to be innovative in everything we do, we follow to create long-term shareholder value:

Drive profitable top-line growth by:

- anticipating and meeting our consumers' needs;
- partnering with our trade customers;
- investing our cash flow behind internal opportunities and strategic acquisitions.

Achieve the lowest possible costs by leveraging our skills, scale and technology, while striving for functional excellence in all business processes.

Be an employer of choice for highly talented people, retaining and attracting world-class individuals through a philosophy of empowerment and a system of providing rewards commensurate with performance.

Adhere to the highest standards of ethical business conduct, treating fairly, and with respect, all those we touch as a company.

Financial Highlights


SEC MAIL PROCESSING
RECEIVED
SEP 23 2003
WASH. D.C.
187
SECTION

Dollars in millions except per share data	Years ended June 28, 2003[1]	June 29, 2002[1]	Percent Change
Results of Operations			
Net sales	$18,291	$17,628	3.8%
Income before income taxes	1,484	1,183	25.3
Net income	1,221	1,010	20.9
Net income per common share – diluted	1.50	1.23	22.0
Other Information			
Net cash from operating activities	$ 1,824	$ 1,735	5.2%
Total advertising and promotion expense	960	857	12.0
Depreciation	532	471	12.9
Capital expenditures	746	669	11.5
Dividends per common share	.615	.595	3.4
Operating cash flow to balance sheet debt[2]	29.3%	31.4%	
Operating cash flow to total debt[3]	27.2%	29.3%	

1 See Financial Review and Notes to Financial Statements regarding the exit activities and business dispositions included in these reported results.
2 Net cash from operating activities as a percentage of balance sheet debt.
3 Net cash from operating activities as a percentage of balance sheet debt and imputed lease liabilities. Details of this computation are included in the Financial Review on page 41.

Net Sales

In billions of dollars


$21.0
17.5
14.0
10.5
7.0
3.5
99
00
01
02
03

Market Value per Share at Year-end

In dollars


$30
25
20
15
10
5
99
00
01
02
03

Net Income (from continuing operations)

In millions of dollars


$1,800
1,500
1,200
900
600
300
99
00
01
02
03

Earnings (from continuing operations) **and Dividends per Share**

In dollars


$2.10
1.75
1.40
1.05
.70
.35
99
00
01
02
03
Diluted earnings per share
Dividends

Letter to Stockholders

Fiscal 2003 was a successful year for Sara Lee Corporation in a very challenging business environment. We achieved the goals we set for ourselves at the start of the year by holding to our strategies of investing in our brands, reducing costs, improving productivity and growing the top line.

Sales in fiscal 2003 rose 4 percent, at the high end of our 2–4 percent goal, to $18.3 billion. As a result of our global business base, sales gains were helped significantly by favorable currency translations. Operating income increased 21 percent, exceeding our target of 6–8 percent, and earnings per share rose to $1.50. Our drive for efficiencies among and across our businesses continued through fiscal 2003, and we directed these savings into increased marketing support for our most important brands. Finally, we generated very strong cash flow from operations of $1.8 billion, an increase of 5 percent and the second highest level in the company's history. We entered fiscal 2004 with operations that are more productive, more efficient and more competitive.

Higher Dividend

At the end of August 2003, our board of directors voted to increase the dividend on Sara Lee's common stock by 21 percent, a greater increase than usual, to $.1875 per quarter. On an annualized basis, this represented a dividend yield of 4.1 percent, based on the stock price on the day prior to the announcement. Made possible by our strong ongoing cash flow, and enhanced by the lower federal tax rate on dividends, this change was an especially attractive way to increase the cash return on Sara Lee stock for our shareholders.

Managerial Focus

This year we completed significant reorganizations in each of our lines of business. The changes improved our ability to serve our major customers, as well as to concentrate our resources more heavily on our leading brands and our most significant market opportunities. At the same time, we also improved our competitiveness by lowering the cost structure of our operations.

We increased our spending on media advertising in fiscal 2003 by 13 percent, building on an 8 percent increase in fiscal 2002. Spending was up in each of our lines of business and is now at much more competitive levels in our major categories. In fiscal 2004, we intend to grow marketing spending more in line with sales, but still remain focused on driving the growth of our most important brands.

We also created a new corporate function – Global Marketing and Sales – to strengthen our brand building skills and improve our selling effectiveness. Our ability to understand and anticipate consumers' needs and wants is the key to our growth, and as you will see in the next section of this report, our insights into consumer demand are the basis for developing a broad and growing range of very exciting new product opportunities.

Collectively, our mix of food, clothing and household products gives us a particularly broad platform to serve the major mass retailers, and we are taking steps to leverage this scope whenever it offers the opportunity to accelerate growth or capture cost efficiencies.

Our major managerial focus this past year has been to strengthen our capacity for long-term top-line growth by increasing our investment in marketing, and concentrating that investment more intensely on Sara Lee's leading brands. Our trade customers as well as the consumer marketplace are as demanding as ever, but their needs and wants are also changing at an ever-increasing pace. To secure a sustainable advantage, we must have a culture that ensures both an intimate connection with the marketplace and an enthusiasm for innovation. These are core qualities of a marketing culture, and they are areas we have been strengthening over the past year.



Photographed at Sara Lee's coffee roasting plant in Suffolk, Va., Steve McMillan is hosting one of a series of town hall meetings with the company's employees. These meetings focus on operational and financial updates, and are also a key part of communicating Sara Lee's high ethical standards.

High Ethical Conduct

Business conduct and governance has been in the news this past year. Sara Lee has long had a deep commitment to a high standard of ethical business conduct, and adhering to that standard is one of our four operating principles. We work hard to ensure that it is a central aspect of our management processes throughout the world, and it is a subject I discuss regularly with employees at all levels of the company.

Our philosophy on business ethics is strongly supported by the outstanding members of our board of directors, who play an active role in shaping our policies and practices. Recent changes to our board include the election of Cees J.A. van Lede and Laurette Koellner in October 2002 and January 2003, respectively, and the retirement of Frank Meysman as a director and corporate executive vice president after a distinguished 17-year career with the company. On behalf of everyone at Sara Lee, I would like to thank each of our directors for their dedicated service in these ever-demanding times.

Looking to the Future

Looking forward to the year ahead, the consumer markets in which we compete are expected to exhibit relatively modest overall growth. So the key for us is to continue with our strategy of driving innovation while ensuring that all of our products represent the most compelling consumer values on the market. I am confident we have the right organization and management team to execute that strategy.



C. Steven McMillan
Chairman, President and Chief Executive Officer

August 29, 2003

A passion to anticipate and exceed consumers' expectations is what enables Sara Lee to grow, to win in the marketplace and to create shareholder value. We direct our energies, skills and resources to give consumers what they want in new and creative ways.

Most of all, we are passionate in our determination to embrace change, to challenge conventional thinking and to redesign and adapt our business model to meet the needs and wants of the marketplace.



Douwe Egberts coffee


Croustipâte
tarte citron

CroustiPâte lemon tart



Just My Size activewear



Sara Lee deli meats, cheeses and breads



Sanex skin care



Hanes tagless T-shirts



Look Mom, no crust!

Asking "Why not?"

Everyone knows that when you bake bread, you get a crust. But one thing mothers around the world also know is that many kids do not particularly like, and actually won't eat, the crust on their sandwiches. So the Sara Lee Bakery Group decided to challenge the conventional wisdom that bread had to come with a crust!


BIMBO
Sin Corteza
New!
IronKids
Crustless

Sara Lee's two brands of crustless bread, *Bimbo* and *IronKids*, serve European and U.S. markets, respectively.

The quest to offer crustless bread started in Spain, where the operating and technical team at Sara Lee's *Bimbo* brand fundamentally redesigned a loaf of bread. They changed the ingredients, the size, the texture and the packaging, and they even developed a special de-crusting machine to trim the crusts after baking. Its success in Spain led to the introduction of *IronKids* crustless bread in the United States. By stubbornly refusing to accept the obvious when consumers wanted something more, Sara Lee has been able to delight moms and kids alike with this unique product.



No tag.
No kidding.

Listening. *Very carefully.*

A study by *Hanes* found that two out of three men consider underwear T-shirt tags to be annoying, and close to half of all men surveyed routinely rip or cut the tags out of their shirts. Of course, both consumers and manufacturers need the tags to provide important product information, so the tags continued to be sewn into shirts.

The *Hanes* team listened closely to what these men were saying, and *Hanes* found a way to use technology to print information directly on a cotton shirt and not have it bleed through, not make the fabric stiff and not wash out. The tagless T-shirt was introduced in October 2002, and subsequently Sara Lee has launched a line of tagless products for kids and will soon launch a line of tagless products for women. More than 92 million tagless T-shirts have been sold since Sara Lee joined with consumers from Times Square in New York City to Comfort, Texas, to celebrate the "retirement" of the tag.


Hanes
T-SHIRTS

The introduction of the *Hanes* tagless T-shirt was supported by television ads, including one during the Super Bowl, featuring Jackie Chan and Michael Jordan.



One cup, just for you.

Keeping up with changing lifestyles.

Douwe Egberts, Sara Lee's flagship coffee brand, has been making the day special with just the right cup of coffee for more than 250 years, but the "right" cup of coffee simply does not mean what it used to. Today, smaller households want individual cups of delicious coffee at home – quickly and conveniently. First in the Netherlands, and then in Europe and beyond, *Douwe Egberts* has learned over the years how to satisfy coffee lovers' ever-changing needs and tastes, and it is in that tradition that *Senseo,* the revolutionary in-home coffee system, was created.



Senseo coffee brews individual cups of fresh coffee, with a beautiful foamy top, in less than a minute with no waste.

Using a machine developed in collaboration with Royal Philips Electronics, consumers can choose from five varieties of specially designed *Senseo* coffee pads to make their own personal fresh cup whenever they want. The *Senseo* coffee system is now available in a growing list of countries that includes the Netherlands, Belgium, France and Germany.



Fresh feet. Ahhh.

Putting ourselves in your shoes.

Kiwi, Sara Lee's most global brand, is known and trusted for shoe care in more than 180 countries around the world. Naturally, *Kiwi* is on a constant look-out for ways to better serve consumers' shoe care needs.

Nearly 30 percent of households report having a problem with shoe and sneaker odor. Odor develops in virtually all types of shoes, and many consumers found the existing range of shoe deodorant sprays, powders and insoles on the market to be messy or ineffective. *Kiwi* worked on the problem and came up with a solution that not only eliminates shoe odor, but meets the consumer's added wish for a product that is fast, clean and easy to use.


KIWI
Fresh
Force

Kiwi Fresh Force is an upside-down aerosol with a unique two-direction spray that reaches all parts of the shoe and lasts all day.



Smooth moves.

Shaping the future with technology.

All too often women have to choose among comfort, support and aesthetics when choosing a bra. Focusing on providing what women both need and want, Sara Lee's designers and engineers developed a line of bras that deliver exceptional comfort, support and sheerness. Through the use of seamless knitting and patented hot-melt gluing technologies, Sara Lee has developed a range of bras that are virtually stitch- and seam-free – undetectable under a sweater or shirt while offering the same support as a traditionally sewn underwire bra.

Marketed under the *Playtex, Bali, DIM, Hanes Her Way, Unno* and *barely there* brands, the products are setting a new standard for comfort and appearance. And to ensure consumers get the perfect product, Sara Lee's certified fit consultants have worked with our retail partners to provide personal fittings to more than 25,000 women this past year.



By leveraging the company's innovative technology across key bra brands, including *Playtex, barely there* and *Bali,* Sara Lee's #1 U.S. market dollar share for bras rose to 27.9% in 2003.


Sara Lee
Sara Lee
MILD
CHEDDAR
CHEESE
Sara Lee
DELICATESSEN
Sara Lee
BUTTER
Sara Lee

Red wave. Check it out.

Building trusted brands.

Sara Lee has long been known and loved for great tasting, high quality frozen baked goods, and in recent years, the brand has also been extended to a line of premium deli meats, cheeses, crackers and condiments.

By leveraging the premier direct-store-delivery (DSD) system acquired with The Earthgrains Company, this year we introduced a line of *Sara Lee* fresh breads, buns and rolls in supermarkets across the United States. As the brand's presence has grown from frozen baked goods to deli meats to fresh breads, consumers have many more opportunities to shop for the "Red wave" of Sara Lee's logo every day.

The development of the *Sara Lee* brand is just one example of how we are working across the company to build brands that consumers everywhere trust to deliver great quality, convenience and value. Through these efforts consumers have ever-increasing opportunities to see that "Nobody Doesn't Like Sara Lee."


Sara Lee

New products such as *Sara Lee* fresh breads, buns, rolls and thin-sliced meats, as well as many other complementary items, are appearing under the "Red wave" of *Sara Lee*.

Sara Lee is a global consumer packaged goods company, marketing branded products in three businesses:
and

Striving for excellence in everything we do, Sara Lee has an appreciation for different backgrounds, ideas, skills and experiences; a commitment to treating our customers, colleagues and suppliers with dignity and respect; a responsibility for giving back to the communities in which we live and work; and a dedication to creating long-term shareholder value.








Food and Beverage

Sara Lee's Food and Beverage business includes retail and foodservice markets for packaged meats, baked goods, coffee and tea.

Sara Lee Meats is a leader in the branded packaged meat business in the United States and Mexico, with important positions in Europe. Sara Lee Bakery is a leader in the U.S. fresh baked goods market, with important positions in the U.S. and European refrigerated dough and European fresh bread markets. Sara Lee Bakery also enjoys leading positions in frozen baked goods in both the United States and Australia. Sara Lee Beverage is one of the largest producers of roast and ground coffee in the world, competing in both retail and out-of-home categories.

Food and Beverage Sales by Category

In percent



28%
38%
34%

- Meats
- Bakery
- Beverage





Hillshire Farm

DOUWE EGBERTS







Jimmy Dean



ball park



Bryan

Senseo



Highlights

- *Hillshire Farm* Deli Select Ultra Thin sliced meats were launched during the year, and can now be found in nearly 70 percent of all large U.S. grocery stores.
- The new *Jimmy Dean* sandwiches have expanded into the grocery store frozen food section.
- *Sara Lee* deli meats have become the number-one sliced meat in the grocery store deli channel.
- *Douwe Egberts* coffee celebrated its 250th anniversary.
- Sales of the *Senseo* coffee system exceeded $100 million in fiscal 2003.

Other New Products

Sara Lee buns and rolls, *Jimmy Dean Fresh Taste. Fast!* bacon, *Jimmy Dean* sausage, egg & cheese croissant, *Cafitesse 700* coffee machine, *Café des Brûleries* "Roasting House" coffees, *Marcilla* Bajo en Cafeina

Food and Beverage

Dollars in millions	2003	2002	2001	2000	1999
Sales					
Meats	$3,746	$3,[illegible]	$3,722	$3,662	$3,788
Bakery	3,2[illegible]6	2,070	832	955	1,0[illegible]
Beverage	2,756	2,539	2,766	2,7[illegible]	2,338
Operating segment income[1]					
Meats[2]	$ 373	$ 323	$ [illegible]	$ 356	$ 315
Bakery[3]	96	97	(53)	14	70
Beverage[4]	428	416	4[illegible]	472	570
Operating segment margin[1]					
Meats	10 %	9 %	8 %	10 %	8 %
Bakery	3	3	(3)	1	9
Beverage	16	16	17	17	22
Total advertising and promotion expense					
Meats	$ 140	$ 141	$ 148	$ 117	$ 188
Bakery	53	42	62	70	77
Beverage	108	103	146	130	140
Unit volume – annual change[5]					
Meats	1 %	(11)%	(1)%	(7)%	(1)%
Bakery	(1)	(3)	(2)	(10)	–
Beverage	(2)	(3)	(2)	(1)	6

[1] Details of these amounts are included in the Business Segment Information note to the Consolidated Financial Statements.

[2] Includes income from (charges for) exit activities and business dispositions of $6 in 2003, $(33) in 2002 and $(70) in 2001 and a product recall (charge) of $(76) in 1999.

[3] Includes (charges for) exit activities and business dispositions of $(27) in 2003, $(50) in 2002 and $(59) in 2001.

[4] Includes (charges for) exit activities and business dispositions of $(1) in 2003, $(7) in 2002 and $(8) in 2001, and the gain on sale of the tobacco operations of $137 in 1999.

[5] Excludes acquisitions, dispositions and certain significant discontinued product lines.

Household Products

[illegible]


Household Products
Sales by Category
In percent
10%
32%
19%
8%
12%
19%
Body care
Air care
Shoe care
Insecticides
Direct Selling
Other

[illegible]

- Ambi Pur launched *Duoflush*, an enhanced dual chamber toilet bowl cleaner and fragrance, and *Instant Perfume*, a breakthrough glass aerosol premium room spray.
- To broaden its shoe care lines, Kiwi simultaneously launched *Kiwi Fresh Force* in the United States and Europe in the summer of 2003. *Kiwi Express* continued to drive growth in the United States, Canada, Europe and other markets.
- Kiwi introduced *Kiwi Kleen*, a line of household cleaners that extends *Kiwi's* shine from shoes to floors.
- *Radox, Duschdas* and *Badedas* relaunched their bath and shower products with new formulations and graphics. In addition, a new liquid soap package was launched across the brands.
- *GoodKnight* Silver SuperMats, a line of anti-mosquito mats, was launched in India to reinforce *GoodKnight's* existing number-one position in this large insecticide market.
- New *Out Max* aerosols, superior formulations that address the consumer need to flush out hidden cockroaches and kill them quickly, were launched in Spain and France.
- The Direct Selling business grew its sales force by 7 percent and extended its presence into Brazil.

[illegible]

Williams skin-soothing balm and aftershave lotion, *Ambi Pur* instant perfume spray, *Sanex* Big Ball deodorant, *Sunflower* anti-fly stickers

Ambi Pur

KIWI

Sanex

Radox

Good Knight

Dollars in millions	2003	2002	2001	2000	1999
Sales	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating segment income[1,2]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible][1]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible][3]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

1 Details of these amounts are included in the Business Segment Information note to the Consolidated Financial Statements.
2 Includes (charges for) exit activities and business dispositions of $(3) in 2001.
3 Unit volume reflects the four core product categories of body care, air care, shoe care and insecticides and excludes acquisitions.

Intimates and Underwear

Sara Lee's Intimates and Underwear line of business includes intimate apparel, knit products and legwear marketed under some of the best known brand names in the apparel industry. Sara Lee markets these well-known intimates and underwear brands primarily in North America and Europe.

- *Hanes Classics,* a premium line of *Hanes* underwear and socks introduced in department stores, grew 20 percent in FY2003.
- *Hanes* sleepwear/loungewear was introduced, taking an unbranded category at mass-market retail into value-added branded products from *Hanes.*
- *Bali* successfully introduced its No-Slip bra, a seamless underwire bra with *grip strips*™.
- *Just My Size* launched gel strap bras and mid-rise bootcut jeans as part of its full line of great fitting, beautifully designed products for plus-sized women. This successful line targets more than half of the women in the United States.
- *Thank Goodness It Fits* bras became the fastest growing brand in the *Playtex* line. Focusing on a younger market, it is the only major bra brand to offer half sizes.
- Sara Lee Branded Apparel opened a consolidated design and merchandising center for intimate apparel in New York's garment district.
- The volume sales of *DIM* Body Touch, an innovative bra and panty collection, increased 112 percent following a new media campaign in Europe.
- *Hanes* and *Hanes Her Way* socks market share grew 2.1 points to 17.5 percent, strengthening the company's number-one share position.
- *Unno* launched its men's and women's underwear and bra lines in Italy and Germany, extending the reach of this successful brand into these large markets.

[illegible] New Products

Hanes tagless T-shirt, *Hanes Her Way* Comfort Casual socks, *Hanes Her Way Body Creations* panties, *Champion* Silver, *Playtex* 18-Hour Gel Strap, *DIM* Pockets Sexy, *DIM* Beautiful People

Intimates and Underwear Sales by Category

In percent



21%
29%
25%
25%
Intimates
Underwear
Sportswear
Legwear

Hanes



Playtex



barely there

BALI



Wonderbra

Dollars in millions	2003	2002	2001	2000	1999
Sales	$6,399	$6,455	$7,452	$7,223	$7,161
Operating segment income[1,2]	763	596	1,400	844	776
Operating segment margin[1]	12 %	9%	19 %	12 %	11 %
Total advertising and promotion expense	$ 338	$ 291	$ 367	$ 381	$ 420
Unit volume – annual change[3]					
Intimates	– %	3%	2 %	6 %	13 %
Knit Products	(1)	1	(2)	3	2
Legwear	(8)	1	(4)	(4)	[illegible]

[1] Details of these amounts are included in the Business Segment Information note to the Consolidated Financial Statements.
[2] Includes income from (charges for) exit activities and business dispositions of $26 in 2003, $(80) in 2002 and $(411) in 2001 and the gain on the disposal of the Coach business of $967 in 2001.
[3] Excludes acquisitions, dispositions and certain significant discontinued product lines.

Financial Performance

In fiscal 2003, Sara Lee achieved an outstanding cash flow from operations, grew sales by 4 percent, increased diluted earnings per share to $1.50, and continued to reap the benefits of consolidation and cost-reduction initiatives across all of our lines of business. We concluded the year with a very solid financial platform in place for building our businesses further in fiscal 2004.

Earnings per Share

Our target for annual diluted EPS growth is 8–10 percent over time, and in fiscal 2003 we exceeded that goal. Diluted EPS increased 22 percent over the previous year, including the impact of restructuring and business-disposition activities in both years that contributed approximately 12 percentage points of growth. The balance of the EPS increase resulted from a number of factors, including the positive effects of a stronger euro, particularly strong operating performance in the first half of the year and the repurchase of Sara Lee shares, partially offset by increased media advertising and promotion spending. Looking ahead to fiscal 2004, we expect moderate earnings growth as the challenging market conditions that affected the second half of fiscal 2003 continue into fiscal 2004.

Cash Flow From Operations

Net cash provided by operating activities increased 5 percent to $1.8 billion in fiscal 2003 – the second highest cash flow from operations in the corporation's history. The consistently high level of Sara Lee's cash flow from operations is the result of improved profitability of our business, combined with effective management of working capital over time. Looking to the future, we have made continued cash flow improvement one of our key priorities.

The ratio of Sara Lee's operating cash flow to balance sheet debt and to total debt was 29 percent and 27 percent, respectively, in fiscal 2003. We utilize the ratio of cash flow to total debt because it includes both balance sheet debt and the impact of the corporation's

Cash Flow From Operating Activities

In millions of dollars



$2,400
2,000
1,600
1,200
800
400
99 00 01 02 03

Operating Cash Flow to Balance Sheet and Total Debt

In percent



60
50
40
30
20
10
99 00 01 02 03

□ Operating cash flow to balance sheet debt
▣ Operating cash flow to total debt

Details of this computation are included in the Financial Review.

Dividends per share

In dollars



$.90
.75
.60
.45
.30
.15
99 00 01 02 03 04

□ Dividends paid
□ Projected dividends – 2004

operating leases. The computation of these amounts is provided in the Financial Review section of this report. At the end of fiscal 2003, we temporarily increased our borrowings to take advantage of some historically low refinancing rates, which resulted in an increase of cash at the end of the year that will be used to repay debt maturing in the first quarter of fiscal 2004. This refinancing decreased the cash flow to total debt ratio by 3 percentage points for fiscal 2003.



Value Added Earnings

Sara Lee continues to use Value Added Earnings (VAE) as a key decision-making metric throughout the company – ensuring that new investments and spending initiatives deliver profitable growth by returning more than their cost of capital. The use of VAE also helps us deliver continuing high-quality cash flow, at a level that provides sufficient resources to reinvest in the infrastructure of our company and make investments that will drive future growth, while continuing to reduce debt levels and provide for our strong dividend.

Dividend Increase

As Steve McMillan noted in his letter, at the board of directors meeting in August, the board voted to increase the company's quarterly dividend payment by 21 percent, reflecting the company's strong ongoing cash flow and our commitment to provide an excellent total return to our shareholders. The company also repurchases its shares as conditions warrant, and in fiscal 2003, we bought 15.9 million shares at an average price of $19.16. I expect that we will continue to repurchase shares on a similar basis in fiscal 2004.

Key Priorities

One of my key priorities for Sara Lee is improving profitability through functional excellence. In fiscal 2003, we made important progress in improving our systems and integrating a number of administrative operations across the company. These efforts, combined with the benefits of our business restructuring initiatives, have thus far eliminated annual costs from operations of more than $200 million. The initiatives will continue in fiscal 2004, and additional savings are expected.

Finally, we spent considerable time in fiscal 2003 ensuring that we are doing our utmost to provide candid and clear financial disclosure. We take our responsibilities in this area very seriously, and we intend to remain a leader in terms of the integrity of our reported results, the rigor of our financial procedures and the ethical standards followed by our management team.



L.M. (Theo) de Kool
Executive Vice President
and Chief Financial Officer

August 29, 2003

Sara Lee is proud of its history of providing transparent disclosure through its financial statements. We fully support new governmental regulations that focus on

and we strongly believe that it is incumbent upon today's business leaders to work vigorously to restore investor confidence in this volatile marketplace. We believe that the quality of our financial presentation supports this effort.

In addition to the financial statements included in this annual report, we encourage investors to review our press releases, SEC filings and other Sara Lee documents that can be found on the company's Web site:

Financial Summary

Dollars in millions except per share data Years ended	June 28, 2003[1]	June 29, 2002[2]	June 30, 2001[3]	July 1, 2000	July 3, 1999[4,5]
Results of Operations					
Continuing operations					
Net sales	$18,291	$17,628	$16,632	$16,454	$16,277
Operating income[6]	1,682	1,393	2,031	1,743	1,711
Income before income taxes	1,484	1,185	1,851	1,567	1,570
Income	1,221	1,010	1,603	1,158	1,131
Effective tax rate	17.7%	14.7%	13.4%	26.1%	28.0%
Income per common share					
Basic	1.55	1.27	1.94	1.31	1.24
Diluted	1.50	1.23	1.87	1.27	1.19
Net income	1,221	1,010	2,266	1,222	1,191
Net income per common share					
Basic	1.55	1.27	2.75	1.38	1.31
Diluted	1.50	1.23	2.65	1.34	1.26
Financial Position					
Total assets	$15,084	$13,753	$10,167	$11,611	$10,292
Total debt	6,236	5,559	3,221	4,683	3,344
Operating cash flow to balance sheet debt[7]	29.3%	31.4%	46.5%	32.5%	47.2%
Operating cash flow to total debt[8]	27.2%	29.3%	42.0%	29.8%	41.4%
Per Common Share					
Dividends	$ .615	$ .595	$ .57	$ .53	$ .49
Book value at year-end	2.64	2.22	1.43	1.46	1.43
Market value at year-end	18.44	20.64	18.94	19.31	22.50
Shares used in the determination of net income per share					
Basic (in millions)	781	785	819	875	903
Diluted (in millions)	812	818	854	912	944
Other Information					
Cash flow – Net cash from operating activities	$ 1,824	$ 1,735	$ 1,496	$ 1,540	$ 1,603
Depreciation	532	471	392	402	352
Capital expenditures	746	669	532	647	535
Media advertising expense	476	423	393	391	414
Total advertising and promotion expense	960	857	939	928	1,023
Common stockholders of record	94,900	74,500	78,400	82,600	83,300
Number of employees	145,800	154,900	141,500	154,200	133,900

1 In 2003, amounts recognized for exit activities and business dispositions decreased income before income taxes by $2 and increased net income by $3.

2 In 2002, amounts recognized for exit activities and business dispositions decreased income before income taxes and net income by $170 and $101, respectively.

3 In 2001, the gain on the disposal of Coach of $967, net of the charges for exit activities and business dispositions of $554, had the following impacts on continuing operations – income before income taxes and income increased $413 and $467, respectively. Including the after-tax gain on the sale of PYA/Monarch of $638, recorded as discontinued operations, and the previous items, net income increased $1,105.

4 In 1999, the gain on the sale of the tobacco business of $137, net of the product recall charge of $76, had the following impacts on continuing operations – income before income taxes and income increased $61 and $47, respectively. Net income increased $47 as a result of these items.

5 53-week year.

6 Operating income is reconciled between the income from each of the corporation's business segments to income from continuing operations in the business segment information note to the Consolidated Financial Statements.

7 Net cash from operating activities as a percentage of balance sheet debt.

8 Net cash from operating activities as a percentage of balance sheet debt and imputed lease liabilities. Details of this computation are included in the Financial Review on page 41.

The Consolidated Financial Statements and notes should be read in conjunction with the Financial Summary.

Financial Review

This Financial Review discusses the corporation's results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued but are not yet effective. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this Annual Report.

The corporation's fiscal year ends on the Saturday closest to June 30. Fiscal years 2003, 2002 and 2001 were 52-week years. Unless otherwise stated, references to years relate to fiscal years.

Business Segments

The corporation's worldwide operations are managed in five business segments. The following is a description of each of these business segments.

- Sara Lee Meats processes and sells pork, poultry and beef products to supermarkets, warehouse clubs, national chains and institutions, and foodservice distributors. Products include hot dogs, breakfast sausages, smoked sausages, deli and lunchmeats, meat snacks and hams. 68% of the segment's sales are generated in U.S. dollars, 25% are generated in euros and the remainder in Mexican pesos. Some of the more prominent brands in the United States include *Ball Park, Hillshire Farm, Jimmy Dean* and *Sara Lee.*

- Sara Lee Bakery produces a wide variety of fresh and frozen baked and specialty items. Its core products are bread, specialty bread, refrigerated dough, bagels, frozen and fresh pies, pound cakes, cheesecakes, Danishes and specialty dessert bites. These products are sold through supermarkets, foodservice distributors, bakery-deli and direct channels. 82% of the segment's sales are generated in U.S. dollars, 15% are generated in euros and the remainder in Australian dollars and Canadian dollars. Some of the more prominent brands in the United States are *Sara Lee, EarthGrains* and *IronKids.*

- Beverage includes retail and foodservice coffee and tea sales in major markets around the world. 48% of the segment's sales are generated in euros and 35% are generated in U.S. dollars. In Europe, some of the more prominent brands are *Douwe Egberts, Maison du Café, Marcilla, Merrild, Senseo* and *Pickwick.* Key brands within the United States include *Chock full o'Nuts, Hills Bros, Chase and Sanborn* and *Superior.*

- Household Products is primarily composed of four product categories – body care, air care, shoe care and insecticides. 42% of the segment's sales are in euros; 10% are generated in British pounds; 8% are in Mexican pesos; and 5% are in U.S. dollars. The remaining 35% of the segment's sales are primarily generated in the Asia-Pacific region and other portions of Europe. Key household and body care brands include *Sanex, Ambi Pur, Kiwi* and *Catch.* These products are sold through a variety of retail channels, including supermarkets. Certain personal care products are also distributed through a network of independent sales representatives.

- Intimates and Underwear sources, manufactures and markets basic branded "innerwear" products – intimate apparel, underwear and legwear. 68% of the segment's sales are generated in U.S. dollars, 17% in euros, and 10% in British pounds. Principal brands include *Hanes, Hanes Her Way, Champion, Playtex, L'eggs, DIM, Bali, Just My Size* and *Wonderbra.* Distribution channels range from department and specialty stores for premium brands, to warehouse clubs and mass-merchandise outlets for some value-priced brands. Approximately 20% of this segment's sales are to Wal-Mart stores.

Review of Consolidated Results of Operations – 2003 Compared With 2002

Net Sales Consolidated net sales increased $663 million, or 3.8%, in 2003 to $18,291 million. The strengthening of foreign currencies, particularly the euro, increased sales by 4.1%, or $730 million. Acquisitions, net of dispositions, completed subsequent to the start of the prior fiscal year, increased net sales by $287 million, or 1.7%. Substantially all of the $287 million increase came from the fact that the Earthgrains business was acquired in August 2001 and a full year of sales was recognized in 2003. The remaining sales decrease of $354 million, or 2.0% was primarily attributable to the Intimates and Underwear, Sara Lee Meats and Sara Lee Bakery segments. The Intimates and Underwear, Beverage and Sara Lee Bakery segments had unit volume declines of 3%, 2% and 1%, respectively, while the Sara Lee Meats and Household Products businesses each had a 1% increase in unit volumes.

Gross Margin Percent The gross margin percent increased from 38.6% in 2002 to 39.6% in 2003. This increase was primarily attributable to the Intimates and Underwear segment which benefited from favorable raw material prices and restructuring actions initiated in prior periods. The gross margin percent also improved in the Sara Lee Meats and Beverage segments. Margin percentages in the Sara Lee Meats business improved primarily as a result of favorable raw material prices in both its U.S. and European businesses while the Beverage margins improved as a result of increased sales of higher margin products. Household Products gross margin percentages remained essentially the same while Sara Lee Bakery margins declined primarily as a result of higher raw material and labor costs.

Selling, General and Administrative Expenses Total selling, general and administrative ("SG&A") expenses increased $332 million, or 6.3%, over the comparable prior year amount. SG&A expenses increased primarily due to a $103 million increase in media advertising and promotion expense, and the strengthening of foreign currencies, particularly the euro, versus the U.S. dollar. When measured as a percentage of sales, SG&A expenses increased by 0.7%, from 29.7% of sales in 2002 to 30.4% in 2003. SG&A expenses, measured as a percent of sales, increased in the Beverage and Intimates and Underwear segments to support these segments' new products, while SG&A expenses increased in the Sara Lee Meats segment due to increased costs associated with a new order management and delivery system, and costs associated with the centralization of certain operating and administrative functions.

(Income from) Charges for Exit Activities and Business Dispositions The reported results for 2003 and 2002 reflect amounts recognized as a result of exit and disposal actions. The actions taken in 2003 and 2002 had the objective of improving the competitive structure of the corporation by exiting certain high-cost manufacturing, distribution and administrative activities. A substantial portion of the financial impact of these actions is recognized on the line labeled "(Income from) charges for exit activities and business dispositions". The following table illustrates where the costs (income) associated with all exit and disposal activities are recognized in the Consolidated Statements of Income of the corporation.

In millions	2003	2002
Cost of sales	$ 7	$ –
Cost of sales – product line exit costs	–	(7)
Selling, general and administrative expenses	6	–
(Income from) charges for exit activities and business dispositions	(11)	177
Impact on income from continuing operations before income taxes	$ 2	$170

During the second and fourth quarters of 2003, the corporation's management approved actions to reduce the cost structure of the Sara Lee Bakery and Beverage businesses. These actions reduced income from continuing operations before income taxes by $39 million. Of the total charge, $15 million is for the cost associated with terminating a number of employees, $13 million is related to actions to dispose of certain manufacturing and distribution assets, $6 million is for the abandonment of certain trademarks, and $5 million is for the cost of exiting certain lease obligations. This charge was largely offset by income of $37 million resulting from the completion of exit activities and business dispositions for amounts that were more favorable than originally anticipated. The net exit and business disposition actions recognized in 2003 had no material impact on income from continuing operations or diluted earnings per share.

During 2002, the corporation's management approved certain defined exit and disposal activities under a previously initiated Business Reshaping program. The approved actions resulted in a $170 million reduction to income from continuing operations before income taxes. This charge consisted of $100 million for the cost of terminating employees, $40 million for the cost of exiting certain lease obligations, $26 million to recognize anticipated losses on the disposal of property and equipment, $6 million of moving costs, $5 million of anticipated losses on the disposal of certain businesses, and a $7 million income item resulting from the disposal of certain assets for amounts more favorable than originally anticipated. The exit and disposal actions recognized in 2002 reduced income from continuing operations and diluted earnings per share by $101 million and $0.12, respectively.

The (income) costs of the above actions on the corporation's business segments are summarized as follows:

In millions	2003	2002
Sara Lee Meats	$ (6)	$ 33
Sara Lee Bakery	33	50
Beverage	1	7
Household Products	–	–
Intimates and Underwear	(26)	80
General corporate expenses	–	–
Total	$ 2	$170

These actions are more fully explained in the Exit and Disposal Activities note to the Consolidated Financial Statements. As a result of the exit activities taken, the corporation's cost structure was reduced and efficiency improved. It is estimated that income from continuing operations before income taxes in 2003 included $126 million of incremental benefits over those realized in the prior year. The total annual savings expected to be generated from restructuring efforts is $258 million by 2004, of which $215 million was realized through the end of 2003.

Net Interest Expense Net interest expense declined by $10 million in 2003, primarily as a result of lower average interest rates.

Income Tax Expense The effective tax rate increased from 14.7% in 2002 to 17.7% of income from continuing operations before income taxes in 2003. The exit and disposal activities recognized in 2003 and 2002 reduced the effective tax rate by 0.3 and 3.3 percentage points, respectively. Excluding the impacts of the exit and disposal activities, the effective tax rates in both years were comparable.

Consolidated Net Income and Diluted Earnings Per Share ("EPS") Consolidated net income of $1,221 million in 2003 was $211 million, or 20.9% higher than the prior year. $104 million of the change in net income resulted from the fact that in 2002 an after-tax charge of $101 million was recognized for exit and business disposition activities while a benefit of $3 million was recognized in 2003. The remaining $107 million increase in net income was primarily due to the strengthening of key foreign currencies versus the U.S. dollar; the impact of business acquisition and disposition activity; and incremental benefits resulting from operating efficiencies obtained through restructuring actions, offset in part by higher advertising and promotional activities and higher pension costs. Diluted EPS increased from $1.23 in 2002 to $1.50 in 2003, a change of 22.0%. The higher percentage increase in diluted EPS than in net income was attributable to a decline in the denominator in the diluted EPS computation, primarily as a result of the corporation purchasing its outstanding common stock.

Operating Results by Business Segment – 2003 Compared With 2002

Operating results by business segment for 2003 compared with 2002 are as follows:

	Sales		Operating Segment Income	
In millions	2003	2002	2003	2002
Sara Lee Meats	$ 3,746	$ 3,704	$ 375	$ 323
Sara Lee Bakery	3,276	2,976	98	97
Beverage	2,756	2,539	429	416
Household Products	2,118	1,962	369	339
Intimates and Underwear	6,399	6,455	763	596
Total business segments	18,295	17,636	2,034	1,771
Intersegment sales	(4)	(8)	–	–
Total sales and operating segment income	18,291	17,628	2,034	1,771
Amortization of intangibles	–	–	(104)	(77)
General corporate expenses	–	–	(248)	(301)
Total net sales and operating income	18,291	17,628	1,682	1,393
Net interest expense	–	–	(198)	(208)
Net sales and income before income taxes	$18,291	$17,628	$1,484	$1,185

A discussion of each business segment's sales and operating segment income is presented below.

Intangible amortization increased from $77 million in 2002 to $104 million in 2003 primarily as a result of a full year of amortization on intangibles acquired after the start of 2002, the acceleration of amortization on certain trademarks determined to have a shorter useful life and the impact of changes in foreign currency exchange rates.

General corporate expenses declined primarily as a result of lower minority interest expense, reduced spending on business process reengineering efforts and reduced costs of performance-based bonus plans.

Sara Lee Meats

In millions	2003	2002	Dollar Change	Percent Change
Net sales	$3,746	$3,704	$ 42	1.1%
Increase/(decrease) in net sales from				
Changes in foreign currency exchange rates	$ 112	$ –	$112	
Acquisitions/ dispositions	14	12	2	
Total	$ 126	$ 12	$114	
Operating segment income	$ 375	$ 323	$ 52	16.0%
Increase/(decrease) in operating segment income from				
Changes in foreign currency exchange rates	$ 14	$ –	$ 14	
Exit activities and business dispositions	6	(33)	39	
Acquisitions/ dispositions	1	(1)	2	
Total	$ 21	$ (34)	$ 55	

Net sales in the Sara Lee Meats segment increased by $42 million, or 1.1%, to $3,746 million from $3,704 million in the prior year. During 2003, the strengthening of the euro, partially offset by the weakening of the Mexican peso, increased reported net sales by $112 million, or 3.1%. The impact of acquisitions, net of dispositions, completed subsequent to the start of the prior fiscal year, increased net sales by $2 million, or less than 1%. The remaining net sales decline of $72 million, or 2.0%, was primarily due to higher levels of promotional pricing and sales incentives. These pricing and incentive increases offset the impact of an improvement in unit volumes. Unit volumes, excluding acquisitions, increased 1% as strength in the retail and deli channels in the U.S. and Mexico was partially offset by weakness in the foodservice channel.

The Sara Lee Meats gross margin percentage increased from 30.3% in 2002 to 31.0% in 2003, primarily as a result of lower commodity costs and benefits associated with the recent supply chain centralization and exit activities, partially offset by increases in trade promotion and other promotional pricing.

Operating segment income in Sara Lee Meats increased by $52 million, or 16.0%, from $323 million in 2002 to $375 million in 2003. This increase was impacted by amounts recognized for exit activities in both periods. For 2002, the corporation recognized $33 million of charges associated with exit activities, while in 2003 the corporation recognized $6 million of benefits from the completion of exit activities. The difference between these two amounts accounted for $39 million of the $52 million of growth in operating segment income. Changes in foreign currency, particularly the euro, increased reported operating segment income by $14 million, or 3.8%. Acquisitions and dispositions completed subsequent to the beginning of the prior fiscal year increased operating segment income by $2 million, or 0.4%. Therefore, the remaining operating segment income decrease of $3 million, or 0.8%, resulted from higher gross margins that were offset by costs associated with a new order management and delivery system, and costs associated with the centralization of certain operating and administrative functions.

Sara Lee Bakery

In millions	2003	2002	Dollar Change	Percent Change
Net sales	$3,276	$2,976	$300	10.1%
Increase/(decrease) in net sales from				
Changes in foreign currency exchange rates	$ 73	$ –	$ 73	
Acquisitions/ dispositions	286	–	286	
Total	$ 359	$ –	$359	
Operating segment income	$ 98	$ 97	$ 1	0.8%
Increase/(decrease) in operating segment income from				
Changes in foreign currency exchange rates	$ 7	$ –	$ 7	
Exit activities and business dispositions	(20)	(50)	30	
Accelerated depreciation	(7)	–	(7)	
Acquisitions/ dispositions	17	(1)	18	
Total	$ (3)	$ (51)	$ 48	

Financial Review

Net sales in the Sara Lee Bakery segment increased in 2003 by $300 million, or 10.1% over the prior year as the current year includes an additional 38 days of operating results from the Earthgrains business. The Earthgrains business was acquired in the first quarter of 2002. The 38 days of operating results from the Earthgrains business in the first quarter of 2003 increased reported net sales by $286 million, or 9.6%. Changes in foreign currency exchange rates, particularly the euro, increased reported net sales by $73 million, or 2.5%. The remaining net sales decline of $59 million primarily resulted from a 1% decline in unit volumes. Reduced volumes resulting from competitive pressures in the U.S. fresh bread category more than offset volume gains in the refrigerated dough and European baking operations.

The gross margin percentage in the Sara Lee Bakery segment fell 2.0% from 43.0% in 2002 to 41.0% in 2003, as a result of lower unit volumes in the U.S. fresh bread category, higher costs for wages and employee benefits, and higher costs for certain key ingredients.

Operating segment income in the Sara Lee Bakery segment improved by $1 million, or 0.8%, from $97 million in 2002 to $98 million in 2003. This increase was impacted by the corporation's charges for exit activities and accelerated depreciation that are included in each period. In 2003 and 2002, the Bakery group recorded charges for exit activities and accelerated depreciation of $27 million and $50 million, respectively, which accounted for $23 million, or 15.7%, of the increase in operating segment income. The accelerated depreciation recorded in 2003 is the result of management's decision to close certain manufacturing locations that were classified as held for use at the time the decision was made. An additional 38 days of operating segment income from the Earthgrains business is reflected in 2003; this helped contribute $18 million toward 2003 operating segment income, or 12.1% of the operating segment income increase. The impact of changes in foreign currencies during the period increased reported operating segment income by $7 million, or 4.7%. The remaining operating segment income decline of $47 million, or 31.7%, was attributable to lower gross margins, higher costs for both wages and employee benefits such as health care and pensions, and costs to support new products.

Beverage

In millions	2003	2002	Dollar Change	Percent Change
Net sales	$2,756	$2,539	$217	8.6%
Increase/(decrease) in net sales from				
Changes in foreign currency exchange rates	$ 195	$ –	$195	
Acquisitions/ dispositions	17	–	17	
Total	$ 212	$ –	$212	
Operating segment income	$ 429	$ 416	$ 13	3.3%
Increase/(decrease) in operating segment income from				
Changes in foreign currency exchange rates	$ 50	$ –	$ 50	
Exit activities and business dispositions	(1)	(7)	6	
Acquisitions/ dispositions	3	–	3	
Total	$ 52	$ (7)	$ 59	

Net sales in the Beverage segment increased by $217 million, or 8.6%, to $2,756 million in 2003, reflecting the impact of changes in foreign currency and the results of recent acquisitions. The impact of foreign currency changes, particularly in the euro but partially offset by the Brazilian real, increased reported net sales by $195 million, or 7.7% in 2003 as compared to the prior year. Net sales of businesses acquired subsequent to the start of the prior fiscal year increased net sales by $17 million, or 0.7%. The remaining net sales increase of $5 million, or 0.2% compared to the prior year, was primarily attributable to improvement in certain European retail and out-of-home markets and the impact of the price increase in Brazil, partially offset by the weakness in the U.S. market. This price increase in Brazil and the competitive pressures in the U.S. retail and out-of-home markets impacted unit volume, as roasted coffee and coffee concentrate unit volume declined 2% in 2003.

The gross margin percentage in the Beverage segment increased 0.9% from 44.6% in 2002 to 45.5% in 2003; the gross margin percentage was favorably impacted by an improved product mix in Europe toward higher margin products, plus the favorable impact from the change in foreign currency exchange rates on these improved margins.

Operating segment income for the Beverage segment increased $13 million, or 3.3%, to $429 million in 2003 from $416 million in the prior year. In 2002, the Beverage segment recognized a $7 million charge for exit activities, while in 2003 the segment recognized a $1 million charge. The strengthening of foreign currencies versus the U.S. dollar increased operating segment income by $50 million, or 11.9%, and the impact of acquisitions completed subsequent to the start of 2002 improved operating segment income by $3 million, or 0.8%. The remaining operating segment income decline of $46 million, or 10.9%, was due to higher media advertising and promotion expenditures that were directed toward new product introductions, competitive U.S. foodservice and Brazilian retail markets, and higher costs for employee-benefit-related matters.

Household Products

In millions	2003	2002	Dollar Change	Percent Change
Net sales	**$2,118**	**$1,962**	**$156**	**7.9%**
Increase/(decrease) in net sales from				
Changes in foreign currency exchange rates	**$ 147**	**$ –**	**$147**	
Total	**$ 147**	**$ –**	**$147**	
Operating segment income	**$ 369**	**$ 339**	**$ 30**	**8.9%**
Increase/(decrease) in operating segment income from				
Changes in foreign currency exchange rates	**$ 33**	**$ –**	**$ 33**	
Total	**$ 33**	**$ –**	**$ 33**	

Net sales in the Household Products segment increased by $156 million, or 7.9%, and operating segment income increased by $30 million, or 8.9%. There were no significant exit activities, acquisitions or dispositions impacting the reported results. The impact of changes in foreign currency exchange rates increased reported sales by 7.4% ($147 million) and operating segment income by 9.8% ($33 million), primarily as a result of the strengthening of the euro and British pound versus the U.S. dollar. Gross margins in the Household Products segment increased 0.1% to 56.6% from the 2002 prior year. Unit volumes for this segment's four core categories increased 1% in 2003, with unit volume increases in body care and insecticides, partially offset by declines in shoe care and air care. As a result, the remaining net sales increase was $9 million, or 0.5%, and the remaining operating segment income decline was $3 million, or 0.7% from the 2002 prior year. The increase in net sales was due primarily to strength in the body care category during the year and strong results in the direct selling business. However, the remaining decline in operating segment income resulted from increased costs for both employee-related matters and selling expenses compared to the prior year.

Intimates and Underwear

In millions	2003	2002	Dollar Change	Percent Change
Net sales	**$6,399**	**$6,455**	**$ (56)**	**(0.9)%**
Increase/(decrease) in net sales from				
Changes in foreign currency exchange rates	**$ 203**	**$ –**	**$203**	
Acquisitions/ dispositions	**–**	**18**	**(18)**	
Total	**$ 203**	**$ 18**	**$185**	
Operating segment income	**$ 763**	**$ 596**	**$167**	**28.1 %**
Increase/(decrease) in operating segment income from				
Changes in foreign currency exchange rates	**$ 12**	**$ –**	**$ 12**	
Exit activities and business dispositions	**26**	**(80)**	**106**	
Acquisitions/ dispositions	**–**	**(8)**	**8**	
Total	**$ 38**	**$ (88)**	**$126**	

Net sales decreased $56 million, or 0.9%, to $6,399 million in 2003. The impact of foreign currency exchange rate changes during 2003, particularly the euro and British pound, increased reported sales during the year by $203 million, or 3.1%. Net sales of $18 million from certain noncore businesses that were disposed of in 2002 are included in the prior year's results. The remaining net sales decrease of $241 million, or 3.7%, was primarily due to changes in unit volume. Unit volumes in this segment, excluding dispositions, declined 3% from the prior year as sheer hosiery markets continued to decline. Unit volume by segment component consisted of an 8% unit volume decrease in worldwide Legwear, a 1% decrease in Knit Products and flat results in Intimates from the prior year.

Financial Review

The gross margin percent increased by 2.0% from 33.6% in 2002 to 35.6% in 2003, reflecting the benefits from the corporation's restructuring activities and lower raw material costs.

Intimates and Underwear operating segment income increased by $167 million in 2003 from $596 million in 2002 to $763 million in 2003. Of the $167 million increase, $106 million was attributable to exit activities that impacted the periods. 2002 includes charges for exit activities of $80 million, while 2003 includes a benefit from exit activities of $26 million. Operating losses of $8 million from certain noncore businesses that were disposed of last year are included in the prior year's results. Changes in foreign exchange rates, particularly the euro, increased reported operating segment income in 2003 by $12 million, or 1.8%. The remaining operating segment income increase of $41 million, or 5.9%, was primarily due to increased gross margins and benefits from the segment's exit activities, which were partially offset by increased media advertising and promotion spending for brand support.

Review of Consolidated Results of Operations – 2002 Compared With 2001

Net Sales Consolidated net sales increased 6.0% to $17,628 million in 2002 from $16,632 million in 2001. Businesses acquired net of businesses sold, subsequent to the start of the prior year, increased reported sales by $1,503 million, or 9.2%. The weakening of foreign currencies versus the U.S. dollar had the effect of reducing reported sales by $101 million, or 0.6%. The weakening of currencies in Brazil, Argentina, South Africa and Japan versus the U.S. dollar more than offset a slight strengthening of the euro. The remaining net sales decrease of $406 million, or 2.6%, was due to sales declines in the Sara Lee Bakery, Beverage and Intimates and Underwear segments which were only partially offset by sales increases in the Household Products segment. The Sara Lee Meats segment had no sales growth on a comparable basis.

During 2002, the corporation adopted the provisions of Emerging Issues Task Force (EITF) Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer." This EITF statement established requirements for the recognition, measurement and display of certain sales incentives. All prior period financial statements have been restated for the adoption of EITF Issue 01-9. The restatement of prior period financial statements had no impact on income from continuing operations, net income, earnings per share or the financial condition of the corporation. The restatement of prior period financial statements did, however, result in the reclassification of certain amounts within the Consolidated Statements of Income. With these adjustments, in 2001, net sales decreased by $1,115 million, cost of sales increased by $35 million and selling, general and administrative expenses decreased by $1,150 million. The discussion within this Financial Review reflects these adjustments.

Gross Margin Percent In 2002, the gross profit margin was 38.6% as compared to 37.2% in 2001. The improved gross profit margin was attributable primarily to the acquisition of Earthgrains, which has significantly higher gross margins than the corporation's historical margins. In addition, the gross profit margins earned in the Sara Lee Meats and Beverage segments increased as a result of lower average raw material costs. Gross profit margins in the Intimates and Underwear segment declined as a result of the disposition of the Coach business, while the gross margins earned by the continuing businesses in this segment increased slightly. Gross profit margins in the Household Products segment declined slightly as a result of competitive and economic operating conditions in the direct selling component of the segment.

SG&A Expenses When measured as a percentage of sales, SG&A expenses were 29.7% in 2002 and 27.6% in 2001. Several factors caused this increase. The acquisition of Earthgrains, which has significantly higher SG&A expenses as a percent of sales than the corporation's other operations, was the most significant factor in the increase. Earthgrains delivers fresh bread products directly to retail locations several times a week, and this distribution system has a higher cost, as a percentage of sales, than the corporation's other businesses. SG&A expenses also increased as a result of systems and information technology development costs and higher employee benefit costs. These factors were offset in part by the fact that the corporation's amortization expense declined by $114 million as a result of the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

As is more completely disclosed in the Notes to the Consolidated Financial Statements, the corporation adopted SFAS No. 142 as of July 1, 2001. Under the provisions of SFAS No. 142, goodwill is no longer amortized after the date of adoption. Intangible assets as of the date of adoption were evaluated to determine if they have finite or indefinite useful lives. Intangible assets determined to have finite lives are amortized over those lives, and intangible assets that have indefinite useful lives are not amortized. SFAS No. 142 does not permit the restatement of previously issued financial statements, but does require the disclosure of prior results adjusted to exclude amortization expense related to goodwill and intangible assets that are no longer being amortized.

Gain on Disposal of Coach Business A tax-free gain of $967 million, or $1.13 of diluted EPS, was recognized on the disposition of the Coach business in 2001. This disposition took place in two steps. In October 2000, the corporation's Coach subsidiary completed an initial public offering of 19.5% of its common stock. Cash proceeds of $122 million were received and a tax-free gain of $105 million was recognized upon completion of the offering. In April 2001, the second step of the disposition was completed when the corporation's remaining 80.5% ownership interest in Coach was exchanged with third parties for 41.4 million shares of Sara Lee common stock. The market value of the Coach shares disposed of was $998 million, and an $862 million gain was recognized on this tax-free transaction.

(Income from) Charges for Exit Activities and Business Dispositions The reported results for 2002 and 2001 reflect amounts recognized as a result of exit and disposal actions. The actions taken in 2002 and 2001 had the objective of improving the competitive structure of the corporation by exiting certain high cost manufacturing, distribution and administrative activities. In addition, in 2001, actions were approved to dispose of certain noncore businesses. A substantial portion of the financial impact of these actions is recognized on the line labeled "(Income from) charges for exit activities and business dispositions." The following table illustrates where the costs (income) associated with all exit and disposal activities are recognized in the Consolidated Statements of Income of the corporation.

In millions	2002	2001
Cost of sales	$ –	$ –
Cost of sales – product line exit costs	(7)	26
Selling, general and administrative expenses	–	–
***(Income from) charges for exit activities* and business dispositions**	177	528
Impact on income from continuing operations before income taxes	$170	$554

During 2002, the corporation's management approved certain defined exit and disposal activities under a previously initiated Business Reshaping program. The approved actions resulted in a $170 million reduction to income from continuing operations before income taxes. This charge consisted of $100 million for the cost of terminating employees, $40 million for the cost of exiting certain lease obligations, $26 million to recognize anticipated losses on the disposal of property and equipment, $6 million of moving costs, $5 million of anticipated losses on the disposal of certain businesses, and a $7 million income item resulting from the disposal of certain assets for amounts more favorable than originally anticipated. The exit and disposal actions recognized in 2002 reduced income from continuing operations and diluted EPS by $101 million and $0.12, respectively.

In 2001, the corporation's management approved actions to dispose of certain noncore businesses and exit a number of defined business activities. As a result, the corporation recognized a $554 million pretax charge related to certain defined exit activities and the disposal of a number of businesses. The $554 million charge consists of a $341 million charge related to the anticipated losses on the disposition of businesses and a $213 million charge related to the cost of certain defined exit activities. The charge reduced net income by $500 million and diluted EPS by $0.59.

The cost of the above actions on the corporation's business segments and general corporate expenses is summarized as follows:

In millions	2002	2001
Sara Lee Meats	$ 33	$ 70
Sara Lee Bakery	50	59
Beverage	7	8
Household Products	–	3
Intimates and Underwear	80	411
General corporate expenses	–	3
Total	$170	$554

These actions are more fully explained in the Exit and Disposal Activities note to the Consolidated Financial Statements. As a result of the exit activities taken, the corporation's cost structure was reduced and efficiency improved. It is estimated that income from continuing operations before income taxes in 2002 included $89 million of incremental benefits over those realized in the prior year. The businesses disposed of as part of the above mentioned activities had sales of $15 million in 2002 and $1,046 million in 2001. The operating results of these businesses were a loss of $3 million in 2002 and operating income of $81 million in 2001.

Interest Expense Net interest expense increased from $180 million in 2001 to $208 million in 2002, or $28 million. This increase was due to higher debt levels associated with the corporation's acquisition of Earthgrains in August 2001 for a net cash expenditure of $1,829 million and assumed long-term debt and notes payable of $1,010 million, offset in part by lower average borrowing rates during the year.

Financial Review

Taxes The effective tax rate increased from 13.4% in 2001 to 14.7% of pretax income from continuing operations in 2002 as the rate was impacted by charges for exit activities and business dispositions in both periods. The impact of charges for exit activities decreased the tax rate by 7.6% in 2001 and 3.3% in 2002. The remaining tax rate after the impact of the exit activities and business dispositions declined from 2001 to 2002. This reduction was primarily due to the elimination of nondeductible goodwill amortization, the favorable completion of certain tax audits in several foreign countries and increased earnings in certain foreign jurisdictions with lower tax rates.

Income from Continuing Operations Income from continuing operations was $1,010 million in 2002 as compared with $1,603 million in 2001, a decrease of $593 million, or 37.0%. A significant portion of this decrease is explained by the impact of the transactions set out in the following table:

In millions	2002	2001	Difference
Gain on disposal of Coach business	$ –	$ 967	$(967)
Charges for exit activities and business dispositions	(101)	(500)	399
	$(101)	$ 467	$(568)

Diluted earnings per share from continuing operations was $1.23 in 2002, 34.2% lower than the $1.87 recognized in 2001. A significant portion of this $0.64 decrease is explained by the transactions set out in the following table:

	2002	2001	Difference
Gain on disposal of Coach business	$ –	$ 1.13	$(1.13)
Charges for exit activities and business dispositions	(0.12)	(0.59)	0.47
	$(0.12)	$ 0.54	$(0.66)

Discontinued Operations In December 2000, the corporation sold its PYA/Monarch foodservice distribution business and received cash proceeds of $1,559 million. The disposition resulted in a gain before income taxes of $1,126 million and an after-tax gain of $638 million, or $0.75 of diluted EPS. The PYA/Monarch foodservice operation constituted a reportable segment of the corporation, and as a result, this gain has been recognized as a discontinued operation in the accompanying Consolidated Financial Statements. Discontinued operations in 2001 also includes $25 million of net income from the operations of the PYA/Monarch foodservice business prior to its sale.

Consolidated Net Income and Diluted Earnings Per Share Consolidated net income declined by $1,256 million in 2002, from $2,266 million in 2001 to $1,010 million in 2002, a decrease of 55.4%. Diluted EPS was $1.23 in 2002 as compared with $2.65 in 2001.

Operating Results by Continuing Business Segment – 2002 Compared With 2001
Operating results by business segment in 2002 as compared to 2001 are as follows:

	Sales		Operating Segment Income	
In millions	2002	2001	2002	2001
Sara Lee Meats	$ 3,704	$ 3,722	$ 323	$ 287
Sara Lee Bakery	2,976	832	97	(53)
Beverage	2,539	2,786	416	477
Household Products	1,962	1,919	339	342
Intimates and Underwear	6,455	7,452	596	1,400
Total business segments	17,636	16,711	1,771	2,453
Intersegment sales	(8)	(79)	–	–
Total sales and operating segment income	17,628	16,632	1,771	2,453
Amortization of intangibles	–	–	(77)	(191)
General corporate expenses	–	–	(301)	(231)
Total net sales and operating income	17,628	16,632	1,393	2,031
Net interest expense	–	–	(208)	(180)
Net sales and income before income taxes	$17,628	$16,632	$1,185	$1,851

A discussion of each business segment's sales and operating segment income is presented below.

Intangible amortization decreased from $191 million in 2001 to $77 million in 2002. Amortization expense recognized in 2001 related to goodwill and intangible assets that are no longer being amortized under the provisions of SFAS No. 142, offset in part by the amortization of intangible assets acquired in the Earthgrains acquisition, was primarily responsible for this decline.

General corporate expenses increased from $231 million in 2001 to $301 million in 2002. This increase was primarily attributable to company-wide spending on systems and information technology, increased benefit plan costs and unfavorable foreign currency comparisons with the prior year.

Sara Lee Meats

In millions	2002	2001	Dollar Change	Percent Change
Net sales	$3,704	$3,722	$(18)	(0.5)%
Increase/(decrease) in net sales from				
Changes in foreign currency exchange rates	$ 7	$ –	$ 7	
Acquisitions/ dispositions	34	59	(25)	
Total	$ 41	$ 59	$(18)	
Operating segment income	$ 323	$ 287	$ 36	12.7%
Increase/(decrease) in operating segment income from				
Changes in foreign currency exchange rates	$ 1	$ –	$ 1	
Exit activities and business dispositions	(33)	(70)	37	
Acquisitions/ dispositions	1	(3)	4	
Total	$ (31)	$ (73)	$ 42	

Sara Lee Bakery

In millions	2002	2001	Dollar Change	Percent Change
Net sales	$2,976	$832	$2,144	257.8%
Increase/(decrease) in net sales from				
Changes in foreign currency exchange rates	$ (2)	$ –	$ (2)	
Acquisitions/ dispositions	2,373	161	2,212	
Total	$2,371	$161	$2,210	
Operating segment income	$ 97	$ (53)	$ 150	284.7%
Increase/(decrease) in operating segment income from				
Changes in foreign currency exchange rates	$ –	$ –	$ –	
Exit activities and business dispositions	(50)	(59)	9	
Acquisitions/ dispositions	128	(16)	144	
Total	$ 78	$ (75)	$ 153	

Net sales in the Sara Lee Meats segment declined $18 million, or 0.5%, to $3,704 million from $3,722 million in 2001. During 2002, the strengthening of both the euro and the Mexican peso increased reported net sales by $7 million, or 0.2%. The impact of acquisitions, net of dispositions, completed subsequent to the start of 2001, reduced net sales by $25 million, or 0.7%. Unit volumes in this segment declined 1% during the year. The Sara Lee Meats gross margin percentage increased 1.9% from 28.4% in 2001 to 30.3% in 2002, reflecting lower average raw material costs and improved product mix toward higher margin products.

Operating segment income increased $36 million, or 12.7%, from $287 million in 2001 to $323 million in 2002. The increase was impacted by charges recognized for exit activities and business dispositions in both periods. In 2001, Sara Lee Meats recognized a charge of $70 million, and in 2002, Sara Lee Meats recognized a charge of $33 million. The difference between these amounts of $37 million contributed to the increase in reported operating segment income. The impact of acquisitions, net of dispositions, completed since the start of 2001, increased operating segment income by $4 million, or 1.1%. Changes in foreign currency exchange rates increased operating segment income by $1 million. The remaining operating segment income decline of $6 million, or 1.6%, was a result of increased media advertising and promotion spending as well as increased systems and information technology development costs associated with centralizing certain operating and administrative functions.

The corporation acquired Earthgrains in the first quarter of 2002 and consolidated the existing bakery business with Earthgrains to create the Sara Lee Bakery Group. The consolidated results of operations of the Bakery Group include Earthgrains' results from August 8, 2001. Including the Earthgrains acquisition, reported net sales for 2002 increased by $2,144 million, from $832 million in 2001 to $2,976 million in 2002. The impact of the Earthgrains acquisition, net of dispositions completed since the start of 2001, increased net sales by $2,212 million. Changes in foreign currency reduced net sales by $2 million. The remaining net sales declined by $66 million, or 9.8%, primarily due to unit volume declines of 3%. Unit volume declined as a result of a competitive market and the elimination of certain low-growth product lines. The Sara Lee Bakery gross margin percentage increased 8.6% from 34.4% in 2001 to 43.0% in 2002 due to the increased gross margins of the Earthgrains business.

Operating segment income increased $150 million in 2002 from $(53) million in 2001 to $97 million in 2002 primarily due to the impact of the Earthgrains acquisition. The impact of the Earthgrains acquisition, net of dispositions, increased reported operating segment income by $144 million. The Sara Lee Bakery segment reported charges for exit activities and business dispositions in both 2002 and 2001. The net change in the charges for exit activities increased reported operating segment income by $9 million in 2002. The remaining operating segment income declined by $3 million as the Sara Lee Bakery segment eliminated certain low-profit product lines. In addition, the corporation disposed of certain bakery operations in Europe in 2001 that had operating losses.

Financial Review

Beverage

In millions	2002	2001	Dollar Change	Percent Change
Net sales	$2,539	$2,786	$(247)	(8.9)%
Increase/(decrease) in net sales from				
Changes in foreign currency exchange rates	$ (25)	$ –	$ (25)	
Acquisitions/ dispositions	16	–	16	
Total	$ (9)	$ –	$ (9)	
Operating segment income	$ 416	$ 477	$ (61)	(12.9)%
Increase/(decrease) in operating segment income from				
Changes in foreign currency exchange rates	$ (2)	$ –	$ (2)	
Exit activities and business dispositions	(7)	(8)	1	
Acquisitions/ dispositions	3	–	3	
Total	$ (6)	$ (8)	$ 2	

Net sales in the Beverage segment declined $247 million, or 8.9%, from $2,786 million in 2001 to $2,539 million in 2002. Changes in foreign exchange rates, primarily the weakening of the Brazilian currency offset by a modest increase in the euro, reduced net sales by $25 million, or 0.9%. The impact of acquisitions completed since the start of 2001 increased net sales by $16 million, or 0.6%. The remaining net sales decline of $238 million, or 8.6%, primarily reflects a 6% decline in unit volumes for roasted coffee and coffee concentrates, and reduced green coffee commodity prices that led to lower consumer prices. The Beverage gross margin percentage increased 2.9% from 41.7% in 2001 to 44.6% in 2002, reflecting lower green coffee commodity prices and the impact of higher-margin new products introduced in Europe.

Operating segment income in the Beverage segment declined $61 million, or 12.9%, from $477 million in 2001 to $416 million in 2002. Changes in foreign currency exchange rates reduced operating segment income by $2 million, the net difference in charges for exit activities and business dispositions between 2002 and 2001 increased operating segment income by $1 million, and the impact of acquisitions since the start of 2001 increased operating segment income by $3 million. As a result, the remaining operating segment income declined by $63 million, or 13.2%, due to unit volume declines and increased media advertising and promotion spending.

Household Products

In millions	2002	2001	Dollar Change	Percent Change
Net sales	$1,962	$1,919	$ 43	2.3 %
Increase/(decrease) in net sales from				
Changes in foreign currency exchange rates	$ (56)	$ –	$(56)	
Acquisitions/ dispositions	–	–	–	
Total	$ (56)	$ –	$(56)	
Operating segment income	$ 339	$ 342	$ (3)	(0.8)%
Increase/(decrease) in operating segment income from				
Exit activities and business dispositions	$ –	$ (3)	$ 3	
Total	$ –	$ (3)	$ 3	

Net sales in the Household Products segment increased $43 million, or 2.3%, and operating segment income declined $3 million, or 0.8%. There were no significant acquisitions that impacted this segment. Changes in foreign currency decreased net sales by $56 million, or 2.9%, and did not have an impact on operating segment income. A charge of $3 million for exit activities and business dispositions was taken in 2001. As a result, the remaining net sales increased by $99 million, or 5.2%, and the remaining operating segment income declined by $6 million, or 1.8%. Sales increased while operating income declined as a result of increased spending on media advertising and promotion for new product launches, as well as start-up costs from the introduction of direct selling operations into new geographic areas. The gross margin percentage for the Household Products segment declined 0.4% from 56.9% in 2001 to 56.5% in 2002. Unit volumes for this segment's four core categories – shoe care, body care, insecticides and air care – increased 5% in 2002, with strength in the air care, body care and insecticide categories and a decline in shoe care.

Intimates and Underwear

In millions	2002	2001	Dollar Change	Percent Change
Net sales	$6,455	$7,452	$(997)	(13.4)%
Increase/(decrease) in net sales from				
Changes in foreign currency exchange rates	$ (25)	$ –	$ (25)	
Acquisitions/ dispositions	107	807	(700)	
Total	$ 82	$ 807	$(725)	
Operating segment income	$ 596	$1,400	$(804)	(57.5)%
Increase/(decrease) in operating segment income from				
Changes in foreign currency exchange rates	$ 2	$ –	$ 2	
Exit activities and business dispositions	(80)	(411)	331	
Gain on disposal of Coach business	–	967	(967)	
Acquisitions/ dispositions	(5)	98	(103)	
Total	$ (83)	$ 654	$(737)	

Net sales in the Intimates and Underwear segment declined by $997 million, or 13.4%, from $7,452 million in 2001 to $6,455 million in 2002 as the results for 2001 include sales from certain noncore businesses that were divested. The impact of acquisitions, net of dispositions, completed since the start of 2001, reduced net sales by $700 million, or 8.9%. The strength of the U.S. dollar in 2002 decreased net sales by $25 million, or 0.4%. Therefore, the remaining net sales declined by $272 million, or 4.1%, due to changes in product mix. Unit volumes in this segment, excluding acquisitions and dispositions, increased 2% compared with 2001. This net increase consisted of a 3% unit volume increase at Intimates and a 1% increase in both Legwear and Knit Products. The impact of recent acquisitions on unit volume changes was not significant during the year. The Intimates and Underwear gross margin percentage decreased 1.3% from 34.9% in 2001 to 33.6% in 2002, reflecting changes in product mix.

Operating segment income decreased by $804 million, or 57.5%, from $1,400 million in 2001 to $596 million in 2002. $737 million of the change in operating segment income resulted from the factors set out in the table above. $967 million of the change results from the gain on the disposal of the Coach business and $103 million represents the impact of acquisitions, net of dispositions, since the start of 2001, which is primarily the impact of the Coach disposition.

The remaining operating segment income declined by $67 million, or 8.9%, as the impact of the sales decline, coupled with significant competitive forces in the knit products marketplace, more than offset the cost reductions and savings associated with the exit activities in this segment. Advertising and promotion spending decreased 11.7% in 2002 as declines in promotional spending offset a slight increase in media spending. The higher level of promotional expenses in the comparable prior year period is due to promotional activities of certain disposed product lines, including certain licensed apparel products.

Financial Condition

Cash From Operations Net cash provided from operating activities increased 5.2% in 2003, to $1,824 million, from $1,735 million in 2002 and $1,496 million in 2001. Net cash from operations in 2003 as compared to 2002 increased primarily from improved profitability of the business, partially offset by an increased usage of cash to fund working capital. Net cash from operations in 2002, as compared with 2001, was favorably impacted by improved working capital utilization driven by effective management of receivables and inventory balances and significant items that negatively impacted cash flow in 2001, including the cash usage for the exit activities announced in 2001 and certain businesses that were disposed during 2001 that did not generate positive cash flow.

Cash From Investment Activities Net cash used in investment activities was $674 million in 2003, as compared to cash used of $2,475 million in 2002 and cash generated of $1,065 million in 2001. Cash used for investment purposes in 2003 was primarily focused upon purchases of property and equipment as no significant acquisitions were completed during 2003. The net decline in net cash used for investment activities in 2003 as compared to 2002 was the result of cash usage to fund acquisitions in 2002, primarily the acquisition of Earthgrains. The increase in cash used for investment activities in 2002, as compared with 2001, is the result of a $1,767 million increase in cash expenditures for purchases of businesses and property and equipment, primarily the acquisition of Earthgrains. Dispositions of 12 businesses in 2001, including the disposition of PYA/Monarch and the Coach business, led to cash proceeds of $1,819 million.

During 2002, the corporation acquired several companies for an aggregate purchase price of $1,930 million. The principal acquisitions were Earthgrains, a U.S. and European fresh bread and refrigerated dough business; Trails Best, a U.S. manufacturer of meat snacks; and Café Prima, a Polish manufacturer and marketer of roasted coffee.

During 2001, the corporation acquired several companies for an aggregate purchase price of $300 million. The principal acquisitions were Café Pilão Caboclo Ltda., a Brazilian manufacturer and marketer of roasted coffee; Amando, a European processed meat manufacturer; and Zorba, a Brazilian apparel manufacturer.

Cash From Financing Activities Net cash used in financing activities was $571 million in 2003, as compared to cash generated of $470 million in 2002 and cash used of $2,306 million in 2001. During 2003, the corporation issued $1,773 million of long-term debt, which along with cash from operations, was used to repay $995 million of long-term debt and $395 million of short-term debt, redeem $250 million of preferred stock that had been issued by a domestic subsidiary of the corporation, and to repurchase $305 million of the corporation's outstanding common stock. During 2002, the corporation borrowed $1,362 million under long-term debt arrangements that were primarily used to fund the Earthgrains acquisition. Net short-term borrowings in 2002 were $124 million, while cash was used to retire $503 million of previously issued long-term debt. In 2001, the cash proceeds from the dispositions of businesses and investments were used to repay virtually all of the short-term debt at the end of the year.

Under the corporation's ongoing stock repurchase plan, the corporation repurchased common stock with a value of $305 million in 2003, $138 million in 2002 and $643 million in 2001. Since 1998, the corporation has repurchased common stock with a total cost of approximately $4.9 billion. At June 28, 2003, there were 52.6 million shares remaining under the corporation's authorized share repurchase program. Cash dividends paid were $497 million in 2003, up from $484 million in 2002 and $486 million in 2001.

Liquidity

Notes Payable Notes payable decreased by $393 million in 2003 to $75 million at June 28, 2003, from $468 million at June 29, 2002 and $101 million at June 30, 2001. The corporation repaid all of the outstanding commercial paper at the end of 2003 using cash from operations and the proceeds from a debt issuance that is further described in the debt section.

Debt The corporation's total long-term debt increased by $1,070 million in 2003, from $5,091 million at June 29, 2002 to $6,161 million at June 28, 2003, as the corporation issued long-term debt at the end of 2003 to provide funding for the repayment of approximately $910 million of long-term debt obligations that will mature in the first quarter of 2004. As a result of the issuance of this long-term debt, the corporation had cash and short-term investments of $942 million on hand at the end of 2003. During 2003, the corporation issued $500 million of thirty-year 6.125% long-term debt, euro 250 million floating-rate notes due 2004, and $1.0 billion of fixed-rate notes consisting of $200 million of 1.95% 3-year notes, $300 million of 2.75% 5-year notes and $500 million of 3.875% 10-year notes. These proceeds, along with cash flow from operations, were used to repay euro 300 million floating-rate notes and euro 200 million fixed-rate notes that had matured, redeem early the $250 million 8.5% fixed-rate notes originally issued by The Earthgrains Company that were due in 2005, and repay $214 million of other maturing debt obligations. The corporation also redeemed $250 million of preferred stock that had been issued by a domestic subsidiary that was reflected in the line titled "Minority interest in subsidiaries" in the Consolidated Balance Sheet.

The corporation's total long-term debt of $6,161 million is due to be repaid as follows: $1,004 million in 2004; $1,008 million in 2005; $374 million in 2006; $42 million in 2007; $1,321 million in 2008 and $2,412 million thereafter. The corporation has cash and short-term investments on the balance sheet at June 28, 2003 of $942 million that will be used to fund a significant portion of the debt obligations that will mature in 2004. Additional debt obligations due to mature in the next year that are not funded with cash are expected to be satisfied with a combination of short-term borrowings, new long-term debt issuances and operating cash flows.

Including the impact of swaps that are effective hedges and convert the economic characteristics of the debt, the corporation's long-term debt and notes payable consist of 74% fixed-rate debt as of June 28, 2003, as compared with 54% as of June 29, 2002 and 79% at June 30, 2001. The increase in fixed-rate debt at June 28, 2003 versus June 29, 2002 is due to certain fixed-rate debt instruments that were issued and used to repay floating-rate instruments. The decrease in fixed-rate debt at June 29, 2002 versus June 30, 2001 is due to certain fixed- to floating-rate swaps that were executed and to repayments of commercial paper in June 2001 with the proceeds from the Coach and PYA/Monarch business dispositions that occurred in 2001. The corporation monitors the interest rate environments in the geographic regions in which it operates and modifies the components of its debt portfolio as necessary to manage interest rate and foreign currency risks.

Credit Facilities and Ratings The corporation has numerous credit facilities available which management considers sufficient to satisfy its operating requirements. These credit facilities include $2.1 billion of available credit from a group of 28 banks and lending institutions. These facilities consist of a $1.3 billion 364-day credit facility and an $800 million 5-year facility. The 364-day $1.3 billion facility expires in late fiscal 2004 and allows the corporation, at its option, to extend any borrowings under this facility for an additional year. The corporation expects to renew this facility under similar terms and conditions upon its maturity. The 5-year $800 million facility expires in fiscal 2006 and, based upon the corporation's current credit rating, allows for an increase in the size of this facility up to $1.5 billion. At June 28, 2003, the corporation had not borrowed under either of these facilities. Neither of these facilities mature or terminate upon a credit rating downgrade. These facilities contain a number of typical covenants, including a requirement to maintain an interest coverage ratio of at least 2.0 to 1.0. The interest coverage ratio is generally defined as a ratio of pretax income, excluding net interest expense, to net interest expense. At June 28, 2003, the corporation's interest coverage ratio was 8.5 to 1.0.

The corporation's credit ratings by Standard & Poor's, Moody's Investors Service and FitchRatings, as of June 28, 2003, were as follows:

	Senior Unsecured Obligations	Short-term Borrowings
Standard & Poor's	A+	A-1
Moody's Investors Service	A3	P-2
FitchRatings	A	F-1

Changes in the corporation's credit ratings would result in changes in the corporation's borrowing costs. The corporation's current short-term credit rating allows it to participate in a commercial paper market that has a large number of potential investors and a high degree of liquidity. A downgrade of the corporation's short-term credit rating would likely reduce the amount of commercial paper the corporation can issue, raise its commercial paper borrowing cost, or both. To the extent that the corporation's operating requirements were to exceed its ability to issue commercial paper following a downgrade of its short-term credit rating, the corporation would use available credit facilities to satisfy these operating requirements.

Leases The corporation has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $151 million in 2004; $116 million in 2005; $93 million in 2006; $76 million in 2007; $70 million in 2008; and $121 million thereafter. The corporation is contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The corporation continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $22 million in 2004; $21 million in 2005; $21 million in 2006; $18 million in 2007; $16 million in 2008; and $71 million thereafter.

Future Contractual Obligations and Commitments The following table aggregates information on the corporation's long-term obligations to make future payments under existing contractual obligations which are discussed above.

In millions	Long-term Debt	Operating Lease Obligations	Subtotal	Contingent Lease Obligations	Total
2004	$1,004	$151	$1,155	$ 22	$1,177
2005	1,008	116	1,124	21	1,145
2006	374	93	467	21	488
2007	42	76	118	18	136
2008	1,321	70	1,391	16	1,407
Thereafter total	2,412	121	2,533	71	2,604
Total	$6,161	$627	$6,788	$169	$6,957

Contingent lease obligations represents leases on property operated by others that only become an obligation of the corporation in the event that the owners of the businesses are unable to satisfy the lease liability. Substantially all of these amounts relates to leases operated by Coach, Inc.

Contractual commitments and obligations identified under SFAS No. 5 are reflected and disclosed on the Consolidated Balance Sheet and in the related notes.

The corporation has no material unconditional purchase obligations as defined by SFAS No. 47, "Disclosure of Long-Term Purchase Obligations." The corporation's Intimates and Underwear business is a party to an agreement to purchase certain textiles from a single supplier. These purchases amount to 13% of estimated manufacturing needs. At June 28, 2003, the agreement had 4.5 years remaining, with pricing at market rates subject to adjustment every 90 days.

Minority Interest A foreign subsidiary of the corporation has issued preferred stock that is recorded in "Minority interest in subsidiaries" on the Consolidated Balance Sheets. No gain or loss was recognized upon the issuance of these securities. The foreign subsidiary of the corporation issued $295 million of preferred equity securities. These securities provide a rate of return based upon the Euribor interbank borrowing rate. These securities are redeemable by the corporation in fiscal 2004 in exchange for common shares of the issuer, which may then be put to the corporation for preferred stock. In the event of this put, the corporation's preferred stock would have a nominal value of $295 million with a dividend rate to be set based upon market factors at the time. As discussed in the Issued But Not Yet Effective Accounting Standards section of this Financial Review, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," will become effective for the corporation at the beginning of 2004. Upon the adoption of SFAS No. 150 at the beginning of 2004, the corporation will reclassify this preferred stock into "Current portion of long-term debt" in the corporation's Consolidated Balance Sheet.

Sale of Accounts Receivable The corporation has an agreement under which several of its operating units sell trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate corporate entity, holds these receivables and sells participating interests in such accounts receivable to financial institutions, which in turn purchase and receive ownership and security interests in those receivables. At the end of 2003, 2002 and 2001, the amount of receivables sold under the program was $250 million. The proceeds from the receivable sales were used to reduce borrowings. As collections reduce accounts receivable included in the pool, the operating units sell new receivables. The limited purpose subsidiary has the risk of credit loss on the receivables. The proceeds from the sale of the receivables are equal to the face amount of the receivables less a discount. The discount is a floating-rate that approximates short-term borrowing rates for investment grade entities. The discount is included in SG&A expenses, and represented 1.9%, 2.7%, and 5.7% of the weighted average balance of the receivables outstanding during 2003, 2002 and 2001, respectively. The amount of receivables sold under this program can be increased; however, if the corporation's credit rating falls below investment grade, additional receivable sales could not be made under this agreement.

Pension Plans As is indicated in the Pension footnote to the Consolidated Financial Statements, the projected benefit obligation of the defined benefit plans exceeded plan assets by $1,572 million at the end of 2003 as compared to $556 million at the end of 2002 and $256 million at the end of 2001. This increase was attributable to the fact that plan assets declined in value, while plan obligations grew as a result of a lower discount rate and benefits accrued during the period. The corporation does not expect that cash contributions to its pension plans in 2004 will differ significantly from the $124 million contributed in 2003. The Significant Accounting Policies section on page 42 of this document and the Pension footnote to the Consolidated Financial Statements provides a more complete description of the status of the corporation's defined benefit plans.

Guarantees In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that guarantees issued or modified after December 31, 2002 be recorded at fair value. This is different from past practice which was generally to record a liability only when a loss is probable and reasonably estimable. FIN 45 also requires the corporation to disclose certain types of guarantees, even if the likelihood of having to perform under the guarantee is remote.

The corporation is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the corporation, under which the corporation agrees to indemnify a third party against losses arising from a breach of representations and covenants related to such matters as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the corporation is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the corporation to challenge the other party's claims. In addition, the corporation's obligations under these agreements may be limited in terms of time and/or amount, and in some cases the corporation may have recourse against third parties for certain payments made by the corporation. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the corporation's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the corporation under these agreements have not had a material effect on the corporation's business, financial condition or results of operations. The corporation believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the corporation's business, financial condition or results of operations.

The material guarantees, within the scope of FIN 45, for which the maximum potential amount of future payments can be determined are as follows:

- As is more completely described in the Sale of Accounts Receivable note on page 61 of this document, the corporation retains the risk of credit loss on $250 million of receivables that have been sold. The fair value of the guarantee issued on the collection of these amounts is $15 million.

- The corporation is contingently liable for leases on property operated by others. At June 28, 2003, the maximum potential amount the corporation could be required to make if all the current operators default is $169 million. This contingent obligation is more completely described on page 60 of this document.

- The corporation has guaranteed the payment of certain third-party debt. The maximum potential amount of future payments that the corporation could be required to make in the event that these third parties default on their debt obligations is $32 million. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Ratios of Cash Flow to Balance Sheet Debt and Cash Flow to Total Debt The corporation uses the ratios of cash flow to balance sheet debt and cash flow to total debt to evaluate financial performance. The ratio of cash flow to balance sheet debt consists of net cash from operating activities from continuing operations divided by balance sheet debt, which is the total of notes payable and long-term debt. Many creditors, and the rating agencies, adjust the corporation's balance sheet debt to include imputed debt from operating lease obligations when they calculate financial ratios for evaluation purposes. Therefore, the corporation adds the present value of future minimum lease payments under noncancelable operating lease obligations to balance sheet debt to arrive at total debt for this computation. The ratios of cash flow to balance sheet debt and cash flow to total debt are computed as follows:

In millions	2003	2002	2001
Net cash from operating activities – continuing operations	**$1,824**	**$1,735**	**$1,520**
Notes payable	**$ 75**	**$ 468**	**$ 101**
Long-term debt	**6,161**	**5,091**	**3,120**
Balance sheet debt	**6,236**	**5,559**	**3,221**
Present value of future minimum lease payments	**465**	**396**	**343**
Total debt	**$6,701**	**$5,955**	**$3,564**
Ratios			
Cash flow to balance sheet debt	**29.3%**	**31.4%**	**46.5%**
Cash flow to total debt	**27.2**	**29.3**	**42.0**

Geographic Risks The corporation maintains a presence in a large number of nations in the world. This includes geographic locations where the corporation has a direct economic presence through owned manufacturing or distribution facilities, or companies where Sara Lee maintains a direct equity investment. The corporation also has an indirect economic presence in many geographic locations through third-party suppliers who provide inventory or distribution services. The corporation does not have a high concentration of manufacturing or distribution locations in any one city or country in the Middle East or in other developing nations. The corporation has not experienced any direct losses as a result of the war in the Middle East. In most cases, alternative sources of supply are available for inventory products that are manufactured or purchased from these foreign locations. However, the general insurance coverage that is maintained by the corporation does not cover losses resulting from acts of war or terrorism. As a result, a loss of a significant direct or indirect manufacturing or distribution location could impact the corporation's operations, cash flows and liquidity.

Risk Management

The corporation is exposed to market risk from changes in interest rates, foreign exchange rates and commodity prices. To modify the risk from interest rate, foreign currency exchange rate and commodity price fluctuations, the corporation enters into various hedging transactions that have been authorized pursuant to the corporation's policies and procedures. The corporation does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Financial Review

Foreign Exchange The corporation primarily uses foreign currency forward and option contracts to hedge its exposure from adverse changes in foreign exchange rates. The corporation's exposure to foreign exchange rates exists primarily with the European euro, Mexican peso, Canadian dollar and British pound against the U.S. dollar. Hedging is accomplished through the use of financial instruments as the gain or loss on the hedging instrument offsets the gain or loss on an asset, a liability or a basis adjustment to a firm commitment. Hedging of anticipated transactions is accomplished with financial instruments as the gain or loss on the hedge occurs on or near the maturity date of the anticipated transactions.

Interest Rates The corporation uses interest rate swaps to modify its exposure to interest rate movements and to reduce borrowing costs. The corporation's net exposure to interest rate risk consists of floating-rate instruments that are benchmarked to U.S. and European short-term money market interest rates. Interest rate risk management is accomplished through the use of swaps to modify interest payments under these instruments.

Commodities The corporation is a purchaser of certain commodities such as beef, pork, coffee, wheat, corn, butter, soybean and corn oils, and sugar. The corporation generally buys these commodities based upon market prices that are established with the vendor as part of the purchase process. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices, due to a high correlation between the commodity costs and the ultimate selling price of the corporation's products.

Risk Management Activities The corporation maintains risk management control systems to monitor the foreign exchange, interest rate and commodity risks, and the corporation's offsetting hedge positions. The risk management control system uses analytical techniques including market value, sensitivity analysis and value at risk estimations.

Value at Risk The value at risk estimations are intended to measure the maximum amount the corporation could lose from adverse market movements in interest rates and foreign exchange rates, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. As a result, foreign exchange gains or losses that are charged directly to translation adjustments in common stockholders' equity are included in this estimate. The value at risk estimation utilizes historical interest rates and foreign exchange rates from the past year to estimate the volatility and correlation of these rates in the future. The model uses the variance-covariance statistical modeling technique and includes all interest rate sensitive debt and swaps, foreign exchange hedges and their corresponding underlying exposures. The estimated value at risk amounts shown below represent the potential loss the corporation could incur from adverse changes in either interest rates or foreign exchange rates for a one-day period. The average value at risk amount represents the simple average of the quarterly amounts for the past year. These amounts are not significant compared with the equity, historical earnings trend or daily change in market capitalization of the corporation.

In millions	Amounts	Average	Time Interval	Confidence Level
Value at Risk Amounts				
Interest rates	**$24.9**	**$22.6**	**1 day**	**95%**
Foreign exchange	**9.8**	**7.1**	**1 day**	**95**

Sensitivity Analysis For commodity derivative instruments held, the corporation utilizes a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on the corporation's commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At year-end, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $12.3 million. This amount is not significant compared with the earnings and equity of the corporation.

Significant Accounting Policies and Critical Estimates
The corporation's significant accounting policies are discussed in the Notes to the Consolidated Financial Statements. In most cases, the accounting policies utilized by the corporation are the only ones permissible under U.S. Generally Accepted Accounting Principles for businesses in our industry. However, the application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the corporation, as well as the related footnote disclosures. The corporation bases its estimates on historical experience and other assumptions that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the corporation's results of operations for the period in which the actual amounts become known. The accounting policies and estimates that can have a significant impact upon the operating results, financial position and footnote disclosures of the corporation are as follows:

Sales Recognition and Incentives Sales are recognized when title and risk of loss passes to the customer. At the time of sale, management records provisions for any uncollectible amounts based upon historical collection statistics and current customer information. These estimates are reviewed each quarter and adjusted based upon actual experience.

The Notes to the Consolidated Financial Statements specify a variety of sales incentives that the corporation offers to resellers and consumers of its products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. Historical data for similar transactions is used in estimating the cost of current incentive programs. These estimates are reviewed each quarter and adjusted based upon actual experience and other available information. During 2002, the corporation adopted the provisions of EITF Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer." This EITF statement established requirements for the recognition, measurement and display of many of the sales incentives offered by the corporation. All prior year financial data has been restated for the adoption of these EITF requirements. The restatement of prior year financial data resulted in the reclassification of certain amounts in the income statement; however, these reclassifications had no impact on income from continuing operations, net income, earnings per share or the financial position of the corporation.

Inventory Realization Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions and spoilage rates are key factors used by the corporation in assessing the net realizable value of obsolete, damaged and excess inventory. A reduction in the carrying amount of an inventory item from cost to market value creates a new cost basis for the item that cannot be reversed in a later period.

Depreciation and Impairment of Property Property is stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. The lives used in computing depreciation are based on estimates of the period over which the assets will be of economic benefit to the corporation. Such lives may be the same as the physical lives of the assets, but they can be shorter. Estimated lives are based on historical experience, manufacturers' estimates, engineering or appraisal evaluations, and future business plans. The corporation's policies require the periodic review of remaining depreciable lives based upon actual experience and expected future utilization. Based upon current levels of depreciation, the average remaining depreciable life of the net property is 5.9 years.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value.

Trademarks and Other Identifiable Intangible Assets The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. The corporation adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," at the start of 2002. Under the provisions of SFAS No. 142, identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. Prior to the start of 2002, the corporation followed the provisions of Accounting Principles Board Opinion (APB) No. 17, which required that all intangibles be amortized by systematic charges to income over the period expected to be benefited. As of June 28, 2003, the net book value of trademarks and other identifiable intangible assets was $2,110 million, of which $1,401 million is being amortized. The anticipated amortization over the next five years is $646 million.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least as often as annually and as triggering events may occur. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. In making this assessment, management relies on a number of factors including operating results, business plans and present value techniques to discount anticipated future cash flows. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of intangible asset impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Goodwill Under the provisions of SFAS No. 142, goodwill is no longer amortized. Prior to the start of 2002, the corporation followed the provisions of APB No. 17, which required that goodwill be amortized by systematic charges to income over the period expected to be benefited. That period ranged from 5 to 40 years.

At June 28, 2003, the corporation has $3,387 million of goodwill on its books. Of this total, $1,710 million related to the Sara Lee Bakery segment. Under the provisions of SFAS No. 142, goodwill is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors, including operating results, business plans and present value techniques, to discount anticipated future cash flows. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Assets and Liabilities Acquired in Business Combinations All business acquisitions completed since the start of 2002 were accounted for under the provisions of SFAS No. 141, "Business Combinations," which requires the use of the purchase method. All business acquisitions completed in the past 5 years were accounted for under the purchase method as set forth in APB No. 16, "Business Combinations." The purchase method requires the corporation to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating performance of the corporation. The corporation utilizes a variety of information sources to determine the value of acquired assets and liabilities. Third-party appraisers are utilized to determine the value and lives of property and identifiable intangibles; consulting actuaries are used to value the obligations associated with defined benefit retirement plans; and legal counsel is used to assess the obligations associated with legal and environmental claims.

Self-Insurance Reserves The corporation purchases third-party insurance for workers' compensation, automobile, product and general liability claims that exceed a certain level. However, the corporation is responsible for the payment of claims under these insured limits. In estimating the obligation associated with incurred losses, the corporation utilizes loss development factors prepared by consulting insurance carriers. These development factors utilize historical data to project the future development of incurred losses. Loss estimates are adjusted based upon actual claim settlements and reported claims.

Income Taxes Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. The management of the corporation, along with third-party advisers, periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to or further interpretations of regulations. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

Contingent Asset The corporation sold its European cut tobacco business in 1999. Under the terms of that sale agreement, the corporation can receive a cash payment of 95 million euros from the buyer in January 2004 if tobacco continues to be a legal product in the Netherlands, Germany and Belgium. Additional annual payments of 95 million euros can be received beginning in 2005 and extending through 2010 if tobacco continues to be a legal product in those countries. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts. The contingent payment of these amounts is based on the legal status of the product in each country, with the Netherlands accounting for 67% of the total, Germany 22%, and Belgium 11%. If any of these amounts are received, they will be recognized in income upon receipt and separately disclosed.

Defined Benefit Retirement Plans The plan obligations and related assets of defined benefit retirement plans are presented in the footnotes to the Consolidated Financial Statements. Plan assets, which consist primarily of marketable equity and fixed-income securities are valued using market quotations. Plan obligations and the annual pension expense are measured by consulting actuaries using a number of assumptions established as of March 31 of each year. Key assumptions in measuring plan obligations include the discount rate at which the obligation could be effectively settled and the anticipated rate of future salary increases. Key assumptions in the determination of the annual pension expense include the discount rate, the rate of salary increases and the estimated future return on plan assets.

Net pension expense is determined using assumptions at the beginning of each year. The funded status of the plans is determined using assumptions at the end of the year. The weighted average assumptions at the respective year-ends were as follows:

	2003	2002	2001
Discount rate	5.4%	6.0%	6.1%
Rate of compensation increase	5.0	5.0	4.9
Long-term rate of return on plan assets	7.2	7.6	8.0

In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments that have a AA bond rating and match the average duration of the pension obligations. Salary increase assumptions are based upon historical experience and anticipated future management actions. In determining the asset return assumption, the corporation assumes that the historical long-term compound growth rates of equity and fixed-income securities will predict the future returns on similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions. A 1% decrease in the assumed rate of return on plan assets would increase the 2004 pension expense by $28 million, and a 1% increase in the assumed rate of return on plan assets would reduce 2004 pension expense by $28 million, holding all other assumptions constant.

As is indicated in the Pension footnote to the financial statements, the projected benefit obligation of the defined benefit plans exceeded plan assets by $1,572 million at the end of 2003, as compared to $556 million at the end of 2002. This increase was attributable to the fact that plan assets declined in value during the year while plan obligations grew as a result of a lower discount rate and benefits accrued during the year. As a result of these factors the noncurrent pension obligation recognized on the balance sheet increased from $220 at the end of 2002 to $1,178 at the end of 2003. Substantially all of this increase resulted from a charge to other comprehensive income. The corporation does not expect that cash contributions to its pension plans in 2004 will differ significantly from amounts contributed in 2003.

The corporation's defined pension plans had a net actuarial loss of $1,622 million at June 28, 2003 and $591 million at June 29, 2002. The increase in the net actuarial loss is attributable to lower than anticipated returns on plan assets and a decline in the discount rate used to determine plan obligations. The amortization of this actuarial loss will significantly increase pension expense in 2004. The corporation expects annual pension expense in 2004 to increase by approximately $125 million.

Issued But Not Yet Effective Accounting Standards
Following is a discussion of recently issued accounting standards that the corporation will be required to adopt in a future period.

Consolidation of Variable Interest Entities In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46). Prior to the effective date of FIN 46, an entity was generally included in the Consolidated Financial Statements if it was controlled through ownership of a majority voting interest. In FIN 46, the FASB concluded that the voting interest approach is not always effective in identifying controlling financial interest. In some arrangements, equity investors may not bear the residual economic risks, and in others, control is not exercised through voting shares.

FIN 46 provides guidance for determining whether an entity lacks sufficient equity or its equity holders lack adequate decision-making ability. These entities – variable interest entities (VIEs) – are evaluated for consolidation. Variable interests are ownership, contractual or other interests in a VIE that change with changes in the VIE's net assets. The party with the majority of the variability in gains or losses of the VIE is the VIE's primary beneficiary, and is required to consolidate the VIE.

The corporation was required to apply the provisions of FIN 46 to variable interests in VIEs created after January 31, 2003. Beginning in 2004, the corporation will be required to apply the provisions of FIN 46 to variable interests in VIEs created before February 1, 2003. The corporation does not believe that the provisions of FIN 46, when fully adopted in 2004, will have a material impact on its financial statements.

Accounting for Financial Instruments with Characteristics of Both Liabilities and Equity In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS No. 150), which establishes standards for how financial instruments that have characteristics of both liabilities and equity instruments should be classified on the balance sheet. The requirements of SFAS No. 150 generally outline that financial instruments that give the issuer a choice of settling an obligation with a variable number of securities or settling an obligation with a transfer of assets or any mandatorily redeemable security should be classified as a liability on the balance sheet. SFAS No. 150 becomes effective for the corporation in the first quarter of 2004. A foreign subsidiary of the corporation has issued $295 million of preferred equity securities that are recorded in "Minority interest in subsidiaries" on the corporation's Consolidated Balance Sheets. These securities are redeemable in 2004 in exchange for common shares of the issuer, which may then be put to the corporation for preferred stock. The subsidiary may call the securities at any time. Upon the adoption of SFAS No. 150 in the first quarter of 2004, these securities will be reclassified to the "Current portion of long-term debt" on the corporation's Consolidated Balance Sheets.

Determining Whether an Arrangement Contains a Lease In May 2003, the EITF of the FASB established new guidance on determining whether an arrangement conveys the right to control the use of property, plant and equipment. Arrangements that convey the right to control more than a minor portion of the output of a facility are indicative of arrangements that are accounted for as leases. The provisions of this statement became effective for arrangements agreed to or committed to on or after June 1, 2003. While this statement had no material impact on the corporation as of the end of 2003, it may impact the accounting for future arrangements.

Forward-looking Information

From time to time, in oral statements and written reports, the corporation discusses its expectations regarding future performance by making certain "forward-looking statements." For example, such forward-looking statements are contained in this 2003 Annual Report in the Letter to Stockholders (pages 2–3), Company Overview (pages 18–21) and Financial Review including Management's Discussion and Analysis (pages 26–46). These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, the corporation wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Sara Lee's actual results to differ from such forward-looking statements are the following: (i) impacts on reported earnings from fluctuations in foreign currency exchange rates – particularly the euro – given Sara Lee's significant concentration of business in Western Europe; (ii) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for Sara Lee's products; (iii) a significant reduction in Sara Lee's business with any of its major customers, such as Wal-Mart, the corporation's largest customer, including a reduction resulting from adverse developments in the customer's business; (iv) the impact of declines in equity markets on the funded status and annual expense of the corporation's defined benefit pension plans and the impact of such market declines on consumer spending; (v) Sara Lee's ability to continue to source production and conduct manufacturing and selling operations in various countries in the world due to changing business conditions, the financial condition of suppliers and political environments; (vi) Sara Lee's ability to achieve planned cash flows from capital expenditures and acquisitions, particularly Earthgrains, and the impact of changing interest rates and the cost of capital upon the discounted value of those planned cash flows; (vii) Sara Lee's ability to realize the estimated savings and productivity improvements associated with prior restructuring initiatives; (viii) fluctuations in the cost and availability of various raw materials; (ix) the impact of various food safety issues on the consumption of meat products in the United States and parts of Europe; (x) credit and other business risks associated with customers operating in a highly competitive retail environment; and (xi) inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance. In addition, the corporation's results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes, and laws and regulations in markets where the corporation competes.

Consolidated Statements of Income

Dollars in millions except per share data Years ended	June 28, 2003	June 29, 2002	June 30, 2001
Continuing Operations			
Net sales	$18,291	$17,628	$16,632
Cost of sales	11,052	10,829	10,417
Cost of sales – product line exit costs	–	(7)	26
Selling, general and administrative expenses	5,568	5,236	4,597
Gain on disposal of Coach business	–	–	(967)
(Income from) charges for exit activities and business dispositions	(11)	177	528
Interest expense	276	304	270
Interest income	(78)	(96)	(90)
	16,807	16,443	14,781
Income from continuing operations before income taxes	1,484	1,185	1,851
Income taxes	263	175	248
Income from Continuing Operations	1,221	1,010	1,603
Discontinued Operations			
Income from discontinued operations, net of income taxes	–	–	25
Gain on disposal of discontinued operations, net of income taxes	–	–	638
Net Income	$ 1,221	$ 1,010	$ 2,266
Income from Continuing Operations per Share of Common Stock			
Basic	$ 1.55	$ 1.27	$ 1.94
Diluted	$ 1.50	$ 1.23	$ 1.87
Net Income per Share of Common Stock			
Basic	$ 1.55	$ 1.27	$ 2.75
Diluted	$ 1.50	$ 1.23	$ 2.65

The accompanying Notes to Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

Dollars in millions except share data	June 28, 2003	June 29, 2002	June 30, 2001
Assets			
Cash and equivalents	$ 942	$ 298	$ 548
Trade accounts receivable, less allowances of $181 in 2003, $176 in 2002 and $157 in 2001	1,928	1,831	1,538
Inventories			
Finished goods	1,810	1,619	1,715
Work in process	405	411	454
Materials and supplies	489	479	413
	2,704	2,509	2,582
Other current assets	378	341	321
Net assets held for sale	1	7	94
Total current assets	5,953	4,986	5,083
Other noncurrent assets	284	192	264
Property			
Land	202	176	98
Buildings and improvements	1,915	1,744	1,646
Machinery and equipment	4,917	4,299	2,891
Construction in progress	291	320	266
	7,325	6,539	4,901
Accumulated depreciation	3,975	3,384	2,755
Property, net	3,350	3,155	2,146
Trademarks and other identifiable intangibles, net	2,110	2,106	1,145
Goodwill	3,387	3,314	1,529
	$15,084	$13,753	$10,167

The accompanying Notes to Financial Statements are an integral part of these balance sheets.

	June 28, 2003	June 29, 2002	June 30, 2001
Liabilities and Stockholders' Equity			
Notes payable	$ 75	$ 468	$ 101
Accounts payable	1,286	1,321	1,505
Accrued liabilities			
Payroll and employee benefits	1,195	1,147	812
Advertising and promotion	501	469	343
Taxes other than payroll and income	112	102	84
Income taxes	11	122	423
Other	1,015	1,100	1,210
Current maturities of long-term debt	1,004	734	480
Total current liabilities	5,199	5,463	4,958
Long-term debt	5,157	4,357	2,640
Deferred income taxes	200	534	244
Pension obligation	1,178	220	38
Other liabilities	901	787	525
Minority interest in subsidiaries	358	632	625
Preferred stock (authorized 13,500,000 shares; no par value)			
ESOP convertible: issued and outstanding – 3,051,643 shares in 2003, 3,120,372 shares in 2002 and 3,289,979 shares in 2001	221	226	238
Unearned deferred compensation	(182)	(208)	(223)
Common stockholders' equity			
Common stock: (authorized 1,200,000,000 shares; $.01 par value) issued and outstanding – 777,347,330 shares in 2003, 784,720,859 shares in 2002 and 781,964,060 shares in 2001	8	8	8
Capital surplus	1	59	–
Retained earnings	3,787	3,168	2,635
Accumulated other comprehensive loss	(1,734)	(1,470)	(1,521)
Unearned stock	(10)	(23)	–
Total common stockholders' equity	2,052	1,742	1,122
	$15,084	$13,753	$10,167

Consolidated Statements of Common Stockholders' Equity

Dollars in millions	Total	Common Stock	Capital Surplus	Retained Earnings	Unearned Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balances at July 1, 2000	$1,234	$8	$ –	$2,393	$(21)	$(1,146)	
Net income	2,266	–	–	2,266	–	–	$2,266
Translation adjustments, net of tax of $98	(263)	–	–	–	–	(263)	(263)
Minimum pension liability, net of tax of $58	(107)	–	–	–	–	(107)	(107)
Transition adjustment related to change in accounting for derivative instruments and hedging activities, net of tax of $3	6	–	–	–	–	6	6
Net unrealized loss on qualifying cash flow hedges	(11)	–	–	–	–	(11)	(11)
Comprehensive income							$1,891
Cash dividends	(486)	–	–	(486)	–	–	
Stock issuances (cancelations)	91	–	104	(34)	21	–	
Tax benefit related to stock-based compensation	10	–	10	–	–	–	
Reacquired shares – repurchases	(643)	–	(129)	(514)	–	–	
Exchange offer for Coach common stock	(998)	–	–	(998)	–	–	
ESOP tax benefit, redemptions and other	23	–	15	8	–	–	
Balances at June 30, 2001	1,122	8	–	2,635	–	(1,521)	
Net income	1,010	–	–	1,010	–	–	$1,010
Translation adjustments, net of tax of $(144)	116	–	–	–	–	116	116
Minimum pension liability, net of tax of $30	(56)	–	–	–	–	(56)	(56)
Net unrealized loss on qualifying cash flow hedges	(9)	–	–	–	–	(9)	(9)
Comprehensive income							$1,061
Cash dividends	(484)	–	–	(484)	–	–	
Stock issuances (cancelations)	114	–	114	–	–	–	
Tax benefit related to stock-based compensation	13	–	13	–	–	–	
Reacquired shares – repurchases	(138)	–	(138)	–	–	–	
Acquisition of Earthgrains' ESOP	–	–	30	–	(30)	–	
Earthgrains' stock option conversion	26	–	26	–	–	–	
ESOP tax benefit, redemptions and other	28	–	14	7	7	–	
Balances at June 29, 2002	1,742	8	59	3,168	(23)	(1,470)	
Net income	1,221	–	–	1,221	–	–	$1,221
Translation adjustments, net of tax of $(123)	345	–	–	–	–	345	345
Minimum pension liability, net of tax of $327	(606)	–	–	–	–	(606)	(606)
Net unrealized loss on qualifying cash flow hedges	(3)	–	–	–	–	(3)	(3)
Comprehensive income							$ 957
Cash dividends	(497)	–	–	(497)	–	–	
Stock issuances (cancelations)	118	–	118	–	–	–	
Tax benefit related to stock-based compensation	10	–	10	–	–	–	
Reacquired shares – repurchases	(305)	–	(194)	(111)	–	–	
ESOP tax benefit, redemptions and other	27	–	8	6	13	–	
Balances at June 28, 2003	$2,052	$8	$ 1	$3,787	$(10)	$(1,734)	

The accompanying Notes to Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Dollars in millions Years ended	June 28, 2003	June 29, 2002	June 30, 2001
Operating Activities			
Income from continuing operations	$1,221	$ 1,010	$ 1,603
Adjustments for non-cash charges included in income from continuing operations			
Depreciation	532	471	392
Amortization of intangibles	142	111	207
Gain on disposal of Coach business	–	–	(967)
(Income from) charges for exit activities and business dispositions	(16)	101	500
(Decrease) increase in deferred taxes	(48)	21	88
Other non-cash credits, net	40	7	(62)
Changes in current assets and liabilities, net of businesses acquired and sold			
Decrease in trade accounts receivable	86	93	42
(Increase) decrease in inventories	(22)	304	25
(Increase) decrease in other current assets	(10)	7	(11)
(Decrease) in accounts payable	(131)	(417)	(133)
Increase (decrease) in accrued liabilities	30	27	(164)
Net cash from operating activities – continuing operations	1,824	1,735	1,520
Operating cash flows used by discontinued operations	–	–	(24)
Net cash from operating activities	1,824	1,735	1,496
Investment Activities			
Purchases of property and equipment	(746)	(669)	(532)
Acquisitions of businesses and investments	(10)	(1,930)	(300)
Dispositions of businesses and investments	–	23	1,819
Sales of assets	81	113	65
Other	1	(12)	13
Net cash (used in) from investment activities	(674)	(2,475)	1,065
Financing Activities			
Issuances of common stock	98	109	104
Purchases of common stock	(305)	(138)	(643)
Redemption of preferred stock	(250)	–	–
Borrowings of long-term debt	1,773	1,362	1,023
Repayments of long-term debt	(995)	(503)	(390)
Short-term (repayments) borrowings, net	(395)	124	(1,914)
Payments of dividends	(497)	(484)	(486)
Net cash (used in) from financing activities	(571)	470	(2,306)
Effect of changes in foreign exchange rates on cash	65	20	(21)
Increase (decrease) in cash and equivalents	644	(250)	234
Cash and equivalents at beginning of year	298	548	314
Cash and equivalents at end of year	$ 942	$ 298	$ 548

The accompanying Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

Dollars in millions except per share data

Basis of Presentation

The Consolidated Financial Statements include Sara Lee Corporation and its controlled subsidiaries (the corporation) and have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and certain financial statement disclosures. Significant estimates in these Consolidated Financial Statements include allowances for doubtful accounts receivable, net realizable value of inventories, the cost of sales incentives, useful lives of property and identifiable intangible assets, the evaluation of impairments of property, identifiable intangible assets and goodwill, income tax and valuation reserves, the valuation of assets and liabilities acquired in business combinations, and assumptions used in the determination of the funded status and annual expense of pension and postretirement employee benefit plans. Actual results could differ from these estimates.

The corporation's fiscal year ends on the Saturday closest to June 30. Unless otherwise stated, references to years relate to 52-week fiscal years. Certain prior year amounts have been reclassified to conform with the current year's presentation.

Summary of Significant Accounting Policies

Principles of Consolidation The corporation consolidates companies in which it owns or controls more than 50% of the voting shares. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation. Gains and losses resulting from the issuance of common stock by a subsidiary of the corporation are recognized in earnings in the period realized.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46). FIN 46 requires that factors in addition to the voting interest in an entity be considered in determining whether an entity should be consolidated. The requirements of this statement are more fully explained on page 45 of this report. In preparing these financial statements, the corporation was required to apply the provisions of FIN 46 to transactions entered into after January 31, 2003. Beginning in 2004, the corporation will be required to apply the provisions of FIN 46 to transactions entered into prior to February 1, 2003. The corporation does not believe that the provisions of FIN 46, when fully adopted in 2004, will have a material impact on its financial statements.

Foreign Currency Translation Foreign-currency-denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income within common stockholders' equity. The corporation translates the results of operations of its foreign subsidiaries at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Sales Recognition and Incentives Sales are recognized when title and risk of loss passes to the customer. The corporation offers a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows:

Discounts, Coupons and Rebates The cost of these incentives are recognized at the later of the date at which the related sale is recognized or the date at which the incentive is offered. The cost of these incentives is estimated using a number of factors including historical utilization and redemption rates. Substantially all cash incentives of this type are included in the determination of net sales. Incentives offered in the form of free product are included in the determination of cost of sales.

Slotting Fees Certain retailers require the payment of slotting fees in order to obtain space for the corporation's products on the retailer's store shelves. The cost of these fees is recognized at the earlier of the date cash is paid or a liability to the retailer is created. These amounts are included in the determination of net sales.

Volume-based Incentives These incentives typically involve rebates or refunds of a specified amount of cash consideration that are redeemable only if the reseller completes a specified cumulative level of sales transactions. Under incentive programs of this nature, the corporation estimates the anticipated rebate to be paid and allocates a portion of the estimated cost of the rebate to each underlying sales transaction with the customer.

Cooperative Advertising Under these arrangements, the corporation agrees to reimburse the reseller for a portion of the costs incurred by the reseller to advertise and promote certain of the corporation's products. The corporation recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity first takes place. The costs of these incentives are generally included in the determination of net sales.

Fixtures and Racks Store fixtures and racks are given to retailers to display certain of the corporation's products. The cost of these fixtures and racks is recognized in the determination of net income in the period in which they are delivered to the retailer.

During 2002, the corporation adopted the provisions of Emerging Issues Task Force (EITF) Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer." This EITF statement established requirements for the recognition, measurement and display of certain sales incentives. All prior period financial statements have been restated for the adoption of EITF Issue 01-9. The restatement of prior period financial statements had no impact on income from continuing operations, net income, earnings per share or the financial position of the corporation. The restatement of prior period financial statements did, however, result in the reclassification of certain amounts within the Consolidated Statements of Income. With these adjustments, in 2001, net sales decreased by $1,115, cost of sales increased by $35 and selling, general and administrative expenses decreased by $1,150.

Advertising Expense Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the selling, general and administrative expenses caption in the Consolidated Statements of Income and was $476 in 2003, $423 in 2002 and $393 in 2001.

Inventory Valuation Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method for 97% of the corporation's inventories at June 28, 2003, and by the last-in, first-out (LIFO) for the remainder. There was no difference between the FIFO and LIFO inventory valuation at June 28, 2003 or June 29, 2002. Had the FIFO valuation been used for the valuation of all inventories, the book value would have been higher by $7 at June 30, 2001. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property Property is stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment is depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $11, $7 and $14 in 2003, 2002 and 2001, respectively.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value.

Notes to Financial Statements

Dollars in millions except per share data

Trademarks and Other Identifiable Intangible Assets The primary identifiable intangible assets of the corporation are trademarks acquired in business combinations, customer relationships and computer software. The corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," at July 1, 2001. Under the provisions of SFAS No. 142, identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. Prior to the start of 2002, the corporation followed the provisions of Accounting Principles Board (APB) Opinion No. 17, which required that all identifiable intangibles be amortized by systematic charges to income over the period expected to be benefited.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least as often as annually and as triggering events may occur. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. In making this assessment, management relies on a number of factors including operating results, business plans and present value techniques, to discount anticipated future cash flows. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of intangible asset impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Goodwill Under the provisions of SFAS No. 142, goodwill is no longer amortized. Prior to the start of 2002, the corporation followed the provisions of APB Opinion No. 17, which required that goodwill be amortized by systematic charges to income over the period expected to be benefited. That period ranged from 5 to 40 years.

At June 28, 2003, the corporation has $3,387 of goodwill on its books. Of this total, $1,710 related to the Sara Lee Bakery segment. Under the provisions of SFAS No. 142, goodwill is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors including operating results, business plans and present value techniques, to discount anticipated future cash flows. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Stock-Based Compensation Employee stock options are accounted for under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant over the amount an employee must pay to acquire the stock. The corporation makes pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123, "Accounting for Stock-Based Compensation."

Impact of Fair Value Accounting Under APB No. 25, no compensation cost is recognized for stock options and replacement stock options under the various stock-based compensation plans and shares purchased under the Employee Stock Purchase Plan (ESPP). The following is the computation of pro forma net income and net income per share as if the fair-value method of accounting outlined under SFAS No. 123 had been applied.

	2003	2002	2001
Reported net income	**$1,221**	**$1,010**	**$2,266**
Plus – stock-based employee compensation included in reported net income, net of related tax effects	**16**	**24**	**26**
Less – total stock-based employee compensation expense determined under the fair-value method for all awards, net of related tax effects	(49)	(80)	(87)
Pro forma net income	**$1,188**	**$ 954**	**$2,205**
Earnings per share			
Basic – as reported	**$ 1.55**	**$ 1.27**	**$ 2.75**
Basic – pro forma	**$ 1.51**	**$ 1.20**	**$ 2.68**
Diluted – as reported	**$ 1.50**	**$ 1.23**	**$ 2.65**
Diluted – pro forma	**$ 1.46**	**$ 1.17**	**$ 2.59**

Income Taxes Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

Financial Instruments The corporation uses financial instruments, including forward exchange, option, futures and swap contracts, to manage its exposures to movements in interest rates, foreign exchange rates and commodity prices. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the corporation. The corporation does not use derivatives for trading purposes and is not a party to leveraged derivatives.

The corporation formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The corporation also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the corporation discontinues hedge accounting, and any deferred gains or losses are recorded in selling, general and administrative expenses.

Derivatives are recorded in the Consolidated Balance Sheets at fair value in other assets and other liabilities. The fair value is based upon either market quotes for actively traded instruments or independent bids for non-exchange traded instruments.

On the date the derivative is entered into, the corporation designates the derivative as one of the following types of hedging instruments and accounts for the derivative as follows:

Fair Value Hedge A hedge of a recognized asset or liability or an unrecognized firm commitment is declared as a fair value hedge. For fair value hedges, both the effective and ineffective portions of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings and reported in the Consolidated Statements of Income on the same line as the hedged item.

Cash Flow Hedge A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is declared as a cash flow hedge. The effective portion of the change in the fair value of a derivative that is declared as a cash flow hedge is recorded in accumulated other comprehensive income. When the hedged item impacts the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the Consolidated Statements of Income as the hedged item. In addition, both the fair value of changes excluded from the corporation's effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in selling, general and administrative expenses in the Consolidated Statements of Income.

Notes to Financial Statements

Dollars in millions except per share data

Net Investment Hedge A hedge of a net investment in a foreign operation is declared as a net investment hedge. The effective portion of the change in the fair value of derivatives, based upon spot rates, used as a net investment hedge of a foreign operation is recorded in the cumulative translation adjustment account within common stockholders' equity. The ineffective portion of the change in the fair value of a derivative or non-derivative instrument designated as a net investment hedge is recorded in selling, general and administrative expenses, or interest expense if the hedging instrument is a swap, in the Consolidated Statements of Income. Non-U.S.-dollar financing transactions are accounted for as net investment hedges when the hedged item is a long-term investment in the corresponding foreign currency.

Natural Hedge A derivative used as a natural hedging instrument whose change in fair value is recognized to act as an economic hedge against changes in the values of the hedged item is declared as a natural hedge. For derivatives designated as natural hedges, changes in fair value are reported in earnings in the selling, general and administrative expenses line of the Consolidated Statements of Income. Forward exchange contracts are recorded as natural hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period, in accordance with SFAS No. 52, "Foreign Currency Translation."

Business Acquisitions and Dispositions All business acquisitions completed in 2003 and 2002 have been accounted for under the provisions of SFAS No. 141, "Business Combinations," which requires the use of the purchase method. All business acquisitions completed in 2001 were accounted for under the purchase method as set forth in APB No. 16, "Business Combinations." While the purchase methods as defined in APB No. 16 and SFAS No. 141 are similar in many respects, they differ as to the criteria for the recognition of identifiable intangible assets. For all acquisitions completed in these periods, cash, the fair value of other assets distributed, securities issued unconditionally, and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of an acquired business. Consideration that is issued or issuable at the expiration of a contingency period, or that is held in escrow pending the outcome of a contingency, is not recorded as a liability or shown as an outstanding security unless the outcome of the contingency is determinable.

Gains on business dispositions are recognized when the transactions close and the amounts are realized. Losses on business dispositions are recognized when the losses are probable and measurable. In measuring gains or losses on the disposition of a business, the consideration received is measured as the amount of cash, and the fair value of other assets received and securities transferred unconditionally.

Substantially all consideration associated with business acquisitions and dispositions recognized in 2003, 2002 and 2001 involved the receipt or payment of cash or shares of the corporation's common stock. These amounts are disclosed in the Consolidated Statements of Cash Flows and the Consolidated Statements of Common Stockholders' Equity.

Common Stock

Changes in outstanding common shares for the past three years were:

Shares in thousands	2003	2002	2001
Beginning balances	784,721	781,964	846,331
Stock issuances (cancelations)			
Stock option and benefit plans	6,797	7,835	7,099
Business acquisitions	11	2	25
Restricted stock plans	1,035	226	(1,130)
Reacquired shares			
Stock purchased	(15,911)	(6,701)	(30,692)
Exchange offer for Coach common stock	–	–	(41,402)
ESOP share redemption	579	1,331	1,684
Other	115	64	49
Ending balances	777,347	784,721	781,964

Common stock dividends and dividend per share amounts declared were $480 and $0.615 in 2003, $467 and $0.595 in 2002 and $468 and $0.57 in 2001.

The corporation issued shares of common stock for business acquisitions, stock option and employee benefit plans and for distributions of restricted stock. The following is a summary of the impact on common stockholders' equity from these stock issuances for 2003, 2002 and 2001.

	Capital Surplus	Retained Earnings	Unearned Stock	Total
2003 Issuances				
Stock option and benefit plans	$ 98	$ –	$ –	$ 98
Restricted stock	20	–	–	20
2003 total	$118	$ –	$ –	$118
2002 Issuances				
Stock option and benefit plans	$109	$ –	$ –	$109
Restricted stock	5	–	–	5
2002 total	$114	$ –	$ –	$114
2001 Issuances				
Stock option and benefit plans	$104	$ –	$ –	$104
Restricted stock	–	(34)	21	(13)
2001 total	$104	$(34)	$ 21	$ 91

Stock-Based Compensation

The corporation has various stock option, employee stock purchase and stock award plans.

Stock Options The exercise price of each stock option equals or exceeds the market price of the corporation's stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options generally vest ratably over three years.

Under certain stock option plans, an active employee may receive a replacement stock option equal to the number of shares surrendered upon a stock-for-stock exercise. The exercise price of the replacement option is 100% of the market value at the date of exercise of the original option, and the replacement option will remain exercisable for the remaining term of the original option. Replacement stock options generally vest six months from the grant date.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2003	2002	2001
Expected lives	3.7 years	4.2 years	3.0 years
Risk-free interest rate	2.4%	4.3%	5.4%
Expected volatility	29.2%	31.4%	33.6%
Dividend yield	3.0%	2.8%	2.8%

A summary of the changes in stock options outstanding under the corporation's option plans during the years ended June 28, 2003, June 29, 2002 and June 30, 2001 is presented below:

Shares in thousands	Shares	Weighted Average Exercise Price
Outstanding at July 1, 2000	89,605	$20.32
Granted	5,411	21.68
Exercised	(8,532)	17.71
Canceled/Expired	(8,496)	21.04
Outstanding at June 30, 2001	77,988	20.62
Granted	15,702	21.55
Options converted from acquisition of Earthgrains	1,947	8.02
Exercised	(10,105)	16.28
Canceled/Expired	(4,913)	21.14
Outstanding at June 29, 2002	80,619	21.04
Granted	12,357	20.24
Exercised	(8,861)	17.17
Canceled/Expired	(8,059)	23.00
Outstanding at June 28, 2003	76,056	$21.15

The following table summarizes information about stock options outstanding at June 28, 2003:

Shares in thousands	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at June 28, 2003	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable at June 28, 2003	Weighted Average Exercise Price
$ 3.76–$19.00	21,534	6.6	$16.42	14,499	$15.39
19.01– 21.99	26,195	5.8	21.12	18,333	20.87
22.00– 31.60	28,327	4.1	24.78	28,242	24.78
$ 3.76–$31.60	76,056	5.4	$21.15	61,074	$21.38

At June 29, 2002 and June 30, 2001, the number of options exercisable was 56,952 and 52,357, respectively, with weighted average exercise prices of $21.43 and $21.64, respectively. Options available for future grant at the end of 2003, 2002 and 2001 were 62,825, 44,488 and 52,736, respectively. The weighted average fair value of individual options granted during 2003, 2002 and 2001 was $2.76, $4.88 and $4.65, respectively.

Notes to Financial Statements

Dollars in millions except per share data

Employee Stock Purchase Plan (ESPP) The ESPP permits full-time employees to purchase a limited number of shares of the corporation's common stock at 85% of market value. Under the plan, the corporation sold 1,799,338, 1,943,251 and 2,155,261 shares to employees in 2003, 2002 and 2001, respectively. Pro forma compensation expense is calculated for the fair value of the employees' purchase rights using the Black-Scholes model. Assumptions include an expected life of 1/4 of a year and weighted average risk-free interest rates of 1.4% in 2003, 2.3% in 2002 and 5.4% in 2001. Other underlying assumptions are consistent with those used for the corporation's stock option plans described above.

Stock Unit Awards Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined goals, the RSUs are converted into shares of the corporation's common stock on a one-for-one basis and issued to the employees. Awards granted in 2003, 2002 and 2001 were 2,696,621 units, 450,324 units and 184,888 units, respectively. The fair value of the stock unit awards on the date of grant in 2003, 2002 and 2001 was $50, $9 and $4, respectively. Compensation expense for these plans in 2003, 2002 and 2001 was $25, $32 and $34, respectively.

Employee Stock Ownership Plans (ESOP)

Common Stock ESOP The corporation acquired The Earthgrains Company (Earthgrains) on August 7, 2001. Earthgrains had established a Common Stock ESOP on July 1, 1996, which borrowed $16.8 from Earthgrains for a term of 10 years at a rate of 8% to purchase Earthgrains' common shares to establish the plan. The Common Stock ESOP provides a 401(k) match to eligible domestic employees. Upon the acquisition of Earthgrains, the Common Stock ESOP acquired 1,452,993 Sara Lee common shares. Common shares are allocated to participants over the period as contributions are made to the plan based upon a ratio of the current year's debt service to the sum of the total principal and interest payments over the remaining life of the loan.

Common Stock ESOP expense is recognized in accordance with American Institute of Certified Public Accountants Statement of Position No. 93-6. Common Stock ESOP expense was $14 in 2003 and $6 in 2002. Payments to the Common Stock ESOP were $3 in 2003 and $2 in 2002, and principal and interest payments made by the Common Stock ESOP were $3 and $0.3 in 2003 and $1.5 and $0.4 in 2002, respectively. Common shares pledged and common shares released but unallocated by the Common Stock ESOP were 348,378 and zero in 2003, and 1,100,620 and 6,468 in 2002, respectively. The fair value of unearned shares in the Common Stock ESOP was $6 and $23 at 2003 and 2002, respectively. These common shares are included in outstanding shares for basic and diluted earnings per share.

Preferred Stock ESOP The corporation maintains a Preferred Stock ESOP that provides a retirement benefit for nonunion domestic employees. The convertible preferred stock sold to the corporation's Preferred Stock ESOP is redeemable at the option of the corporation at any time. Each share is currently convertible into eight shares of the corporation's common stock and is entitled to 10.264 votes. This stock has a 7.5% annual dividend rate, payable semiannually, and has a liquidation value of $72.50 plus accrued but unpaid dividends. Preferred Stock ESOP dividends and dividend per share amounts declared were $17 and $5.4375 per share in 2003, $17 and $5.4375 per share in 2002 and $18 and $5.4375 per share in 2001. The purchase of the preferred stock by the Preferred Stock ESOP was funded both with notes guaranteed by the corporation and loans from the corporation. The loan is included in long-term debt and is offset in the corporation's Consolidated Balance Sheets under the caption "Unearned deferred compensation." Each year, the corporation makes contributions that, with the dividends on the preferred stock held by the Preferred Stock ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year's debt service to the sum of the total principal and interest payments over the remaining life of the loan. Plan expense is recognized in accordance with Emerging Issues Task Force (EITF) Opinion 89-8.

Preferred Stock ESOP-related expenses amounted to $15 in 2003, $14 in 2002 and $6 in 2001. Payments to the Preferred Stock ESOP were $57 in 2003, $54 in 2002 and $51 in 2001. Principal and interest payments by the Preferred Stock ESOP totaled $52 and $5 in 2003, $45 and $9 in 2002 and $39 and $12 in 2001.

Preferred Stock Purchase Rights

The corporation has a Preferred Stock Purchase Rights Plan. The Rights are exercisable 10 days after certain events involving the acquisition of 15% or more of the corporation's outstanding common stock, or the commencement of a tender or exchange offer for at least 15% of the common stock. Upon the occurrence of such an event, each Right, unless redeemed by the board of directors, entitles the holder to receive, upon exercise and payment of the exercise price, common stock with a value equal to twice the exercise price of the Right. The initial exercise price of a Right is $215, subject to adjustment. There are 6 million shares of preferred stock reserved for issuance upon exercise of the Rights.

Minority Interest in Subsidiaries

Minority interest in subsidiaries consists primarily of preferred equity securities issued by subsidiaries of the corporation. No gain or loss was recognized as a result of the issuance of these securities, and the corporation owned substantially all of the voting equity of the subsidiaries both before and after the transactions.

During 2003, the preferred equity securities issued by a domestic subsidiary were redeemed by the corporation for $250. These securities were outstanding in 2002 and 2001 and had a carrying value of $250. The securities provided the holder a rate of return based upon the LIBOR interest rate plus 0.425%. The average LIBOR borrowing rates in 2003, 2002 and 2001 were 2.0%, 2.9% and 6.3%, respectively.

Of the $358 of minority interest at June 28, 2003, $295 relates to preferred equity securities issued by a wholly owned foreign subsidiary of the corporation. The securities provide a rate of return based upon the Euribor interbank borrowing rate, which averaged 3.3%, 4.0% and 5.2% in 2003, 2002 and 2001, respectively. The securities are redeemable in 2004 in exchange for common shares of the issuer, which may then be put to the corporation for preferred stock. In the event of this put, the preferred shares issued would have a nominal value of $295 and a dividend rate based upon market factors at the time of issuance. The subsidiary may call the securities at any time.

On the first day of 2004, the provisions of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150) became effective for the corporation. Under the provisions of that document, the $295 of preferred equity securities described above will be classified as debt in the current liability portion of the Consolidated Balance Sheets. The provisions of SFAS 150 prohibit the restatement of financial statements for periods prior to the effective date of the statement.

The corporation's consolidated minority interest expense of $19 in 2003, $33 in 2002 and $51 in 2001 is recorded in selling, general and administrative expenses.

Earnings per Share

Net income per share – basic is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Net income per share – diluted reflects the dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock.

Options to purchase 53.7 million shares at June 28, 2003, 43.6 million shares at June 29, 2002 and 33.1 million shares at June 30, 2001 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the corporation's outstanding common stock.

The following is a reconciliation of net income to net income per share – basic and – diluted for the years ended June 28, 2003, June 29, 2002 and June 30, 2001:

Shares in millions	2003	2002	2001
Income from continuing operations	$1,221	$1,010	$1,603
Income from discontinued operations and gain on disposal of discontinued operations, net of income taxes	–	–	663
Net income	1,221	1,010	2,266
Less dividends on preferred stock, net of tax benefits	(10)	(10)	(11)
Income applicable to common stockholders – basic	1,211	1,000	2,255
Adjustment for assumed conversion of ESOP shares	9	9	9
Income applicable to common stockholders – diluted	$1,220	$1,009	$2,264
Average shares outstanding – basic	781	785	819
Dilutive effect of stock option and stock award plans	7	8	9
Dilutive effect of ESOP shares	24	25	26
Diluted shares outstanding	812	818	854
Income from continuing operations per share – basic	$ 1.55	$ 1.27	$ 1.94
Income from discontinued operations per share – basic	$ –	$ –	$ 0.81
Net income per share – basic	$ 1.55	$ 1.27	$ 2.75
Income from continuing operations per share – diluted	$ 1.50	$ 1.23	$ 1.87
Income from discontinued operations per share – diluted	$ –	$ –	$ 0.78
Net income per share – diluted	$ 1.50	$ 1.23	$ 2.65

Dollars in millions except per share data

Long-term Debt

The composition of the corporation's long-term debt, which includes capital lease obligations, is summarized in the following table:

	2003	2002	2001
U.S. dollar obligations			
Notes and debentures	$4,093	$2,697	$1,064
ESOP debt and various other obligations	154	205	203
	4,247	2,902	1,267
Foreign currency obligations			
European euro	1,800	2,097	1,759
Various other obligations	114	92	94
	1,914	2,189	1,853
Total long-term debt	6,161	5,091	3,120
Less current maturities	1,004	734	480
	$5,157	$4,357	$2,640

The U.S. dollar denominated notes and debentures have maturity dates that range from 2004 until 2033 with an interest rate range of 1.52% to 8.38%. The European euro denominated foreign currency obligations have maturity dates that range from 2004 until 2008 with an interest rate range of 2.64% to 6.13%. The ESOP debt is guaranteed by the corporation and matures in 2004.

Payments required on long-term debt during the years ending in 2004 through 2008 are $1,004, $1,008, $374, $42 and $1,321, respectively.

The corporation made cash interest payments of $302, $293 and $251 in 2003, 2002 and 2001, respectively.

Leases

The corporation leases certain facilities, equipment and vehicles under agreements that are classified as capital leases. The building leases have original terms of 15 years while the equipment and vehicle leases have terms of generally less than seven years. The net book value of capital lease assets included in property at June 28, 2003 and June 29, 2002 was $51 and $46, respectively.

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases having an original term greater than one year at June 28, 2003 were as follows:

	Capital Leases	Operating Leases
2004	$ 16	$151
2005	13	116
2006	11	93
2007	7	76
2008	4	70
Thereafter	4	121
Total minimum lease payments	55	$627
Amounts representing interest	(4)	
Present value of net minimum payments	51	
Current portion	(14)	
Noncurrent portion	$ 37	

Amortization expense of capital lease assets was $11 in 2003 and $11 in 2002. Rental expense under operating leases was $202 in 2003, $189 in 2002 and $201 in 2001.

Contingent Lease Obligation The corporation is contingently liable for leases on property operated by others. At June 28, 2003, the maximum potential amount of future payments the corporation could be required to make, if all of the current operators default on the rental arrangements, is $169. The minimum annual rentals under these leases is $22 in 2004, $21 in 2005, $21 in 2006, $18 in 2007, $16 in 2008 and $71 thereafter. Substantially all of these amounts relate to a number of retail store leases operated by Coach, Inc. Coach, Inc. is contractually obligated to provide the corporation, on an annual basis, with a standby letter of credit equal to the next year's rental obligations. The letter of credit in place at the close of 2003 was $19. This obligation to provide a letter of credit expires when the corporation's contingent lease obligation is substantially extinguished. The corporation has not recognized a liability for the contingent obligation on the Coach, Inc. leases.

Credit Facilities

The corporation has numerous credit facilities available, including ongoing revolving credit agreements totaling $2.1 billion that had a weighted average annual fee of .07% as of June 28, 2003. These agreements support commercial paper borrowings and other financial instruments. Selected data on the corporation's short-term obligations follow:

	2003	2002	2001
Maximum period-end borrowings	$1,965	$3,110	$2,577
Average borrowings during the year	1,364	1,821	1,573
Weighted average interest rate during the year	1.7%	2.8%	6.0%
Weighted average interest rate at year-end	5.0	2.3	5.6

Sale of Accounts Receivable

The corporation has an agreement under which several of its operating units sell trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate corporate entity, holds these receivables and sells participating interests in such accounts receivable to financial institutions, which, in turn purchase and receive ownership and security interests in those receivables. As collections reduce accounts receivable included in the pool, the operating units sell new receivables to the limited purpose subsidiary. At all times during 2003, 2002 and 2001, the sold receivables amounted to $250. The limited purpose subsidiary has the risk of credit loss on the sold receivables, and therefore $250 is the maximum potential amount of future payments by the subsidiary if the receivables are valueless. The limited purpose subsidiary has recognized a reserve of $15 on its balance sheet for the probable credit loss on the sold receivables.

The proceeds from the sales were used to reduce borrowings. The proceeds from the sale of the receivables are equal to the face amount of the receivables less a discount. The discount is a floating rate that approximates short-term borrowing rates for investment grade entities and is accounted for as a cost of the receivable sale program. This cost has been included in "Selling, general and administrative expenses" in the Consolidated Statements of Income. This discount aggregated $5, $7 and $14 in 2003, 2002 and 2001, respectively, or 1.9%, 2.7% and 5.7%, respectively of the weighted average balance of the receivables outstanding during the same periods. The corporation retains collection and administrative responsibilities for the participating interests in the defined pool. The amount of receivables sold under this program can be increased; however, if the corporation's credit rating falls below investment grade, additional receivable sales could not be made under this agreement.

Contingencies

Contingent Asset The corporation sold its European cut tobacco business in 1999. Under the terms of that sale agreement, the corporation can receive a cash payment of 95 million euros from the buyer in January 2004 if tobacco continues to be a legal product in the Netherlands, Germany and Belgium. Additional annual payments of 95 million euros can be received beginning in 2005 and extending through 2010 if tobacco continues to be a legal product in those countries. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts. The contingent payment of these amounts is based on the legal status of the product in each country, with the Netherlands accounting for 67% of the total, Germany 22% and Belgium 11%. If any of these amounts are received, they will be recognized in income upon receipt and separately disclosed.

Contingent Liabilities The corporation is a party to various pending legal proceedings, claims, and environmental actions by governmental agencies. Although the outcome of such items cannot be determined with certainty, the corporation's general counsel and management are of the opinion that the final outcome of these matters should not have a material effect on the corporation's results of operations or financial position.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that guarantees issued or modified after December 31, 2002 be recorded at fair value, which is different from past practice, which was generally to record a liability only when a loss is probable and reasonably estimable. FIN 45 also requires the corporation to disclose certain types of guarantees, even if the likelihood of having to perform under the guarantee is remote.

The corporation is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the corporation, under which the corporation agrees to indemnify a third party against losses arising from a breach of representations and covenants related to such matters as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the corporation is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the corporation to challenge the other party's claims. In addition, the corporation's obligations under these agreements may be limited in terms of time and/or amount, and in some cases the corporation may have recourse against third parties for certain payments made by the corporation. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the corporation's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the corporation under these agreements have not had a material effect on the corporation's business, financial condition or results of operations. The corporation believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the corporation's business, financial condition or results of operations.

Dollars in millions except per share data

The material guarantees, within the scope of FIN 45, for which the maximum potential amount of future payments can be determined, are as follows:

- As is more completely described in the Sale of Accounts Receivable note on page 61 of this document, the corporation retains the risk of credit loss on $250 of receivables that have been sold. The fair value of the guarantee issued on the collection of these amounts is $15.

- The corporation is contingently liable for leases on property operated by others. At June 28, 2003, the maximum potential amount the corporation could be required to make if all the current operators default is $169. This contingent obligation is more completely described on page 60 of this document.

- The corporation has guaranteed the payment of certain third-party debt. The maximum potential amount of future payments that the corporation could be required to make, in the event that these third parties default on their debt obligations, is $32. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Financial Instruments and Risk Management
On July 2, 2000, the corporation adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. In accordance with the provisions of SFAS No. 133, the corporation recorded a transition adjustment upon adoption of the standard to recognize its derivative instruments at fair value, to recognize the ineffective portion of cash flow hedges and to recognize the difference (attributable to the hedged risks) between the carrying values and fair values of related hedged assets and liabilities. The effect of this transition adjustment was to increase reported income in 2001 by approximately $1. The corporation also recorded a transition adjustment of approximately $6 in accumulated other comprehensive income to recognize previously deferred net gains on derivatives designated as cash flow hedges and a net increase in net assets of approximately $7.

Interest Rate and Currency Swaps To manage interest rate risk, the corporation has entered into interest rate swaps that effectively convert certain fixed-rate debt instruments into floating-rate instruments or that fix the interest payments of certain floating-rate debt instruments. Interest rate swap agreements are accounted for as fair value or cash flow hedges. The fair value of interest rate and currency swaps is determined based upon externally developed pricing models, using financial market data obtained from swap dealers.

	Notional Principal[1]	Weighted Average Interest Rates[2]	
		Receive	Pay
Interest Rate Swaps			
2003 Receive fixed – pay variable	$ 887	5.6%	2.2%
2002 Receive fixed – pay variable	1,202	7.2	4.8
Currency Swaps			
2003 Receive fixed – pay fixed	$ 380	6.3%	6.0%
Receive variable – pay variable	248	2.7	1.7
2002 Receive fixed – pay fixed	337	6.2	6.2
2001 Receive fixed – pay fixed	8	13.6	4.0

[1] The notional principal is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity, if applicable.
[2] The weighted average interest rates are as of the respective balance sheet dates.

Forward Exchange, Futures and Option Contracts The corporation uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, third-party product sourcing transactions, foreign-denominated investments and other known foreign currency exposures. Gains and losses on the derivative are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The principal currencies hedged by the corporation include the European euro, Mexican peso, Canadian dollar and British pound.

The corporation uses futures contracts to hedge commodity price risk. The principal commodities hedged by the corporation include hogs, beef, coffee, wheat, butter and corn. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices, due to a high correlation between the commodity costs and the ultimate selling price of the corporation's products.

The following table summarizes by major currency the contractual amounts of the corporation's forward exchange contracts in U.S. dollars. The bought amounts represent the net U.S.-dollar equivalent of commitments to purchase foreign currencies, and the sold amounts represent the net U.S.-dollar equivalent of commitments to sell foreign currencies. The foreign currency amounts have been translated into a U.S.-dollar equivalent value using the exchange rate at the reporting date. Forward exchange contracts mature at the anticipated cash requirement date of the hedged transaction, generally within one year.

	2003	2002	2001[1]
Foreign Currency – Bought (Sold)			
European euro	$403	$ 813	$ 412
British pound	(94)	(210)	(101)
Canadian dollar	(82)	(91)	(92)
Other	115	(16)	(134)

[1] Forward contracts denominated in European legacy currencies have been translated into European euros.

The corporation held foreign exchange option contracts to reduce the foreign exchange fluctuations on anticipated purchase transactions. The following table summarizes the notional amount of option contracts to sell foreign currency, in U.S. dollars:

	2003	2002	2001
Foreign Currency – Sold			
European euro	$628	$383	$ 7
Mexican peso	34	55	17
British pound	13	61	–

The following table summarizes the net derivative gains or losses deferred into accumulated other comprehensive income and reclassified to earnings in 2003, 2002 and 2001.

	2003	2002	2001
Net accumulated derivative gain (loss) deferred at beginning of year	$(14)	$ (5)	$ 6
Deferral of net derivative gain (loss) in accumulated other comprehensive income	(38)	(13)	18
Reclassification of net derivative (gain) loss to income	35	4	(29)
Net accumulated derivative gain (loss) at end of year	$(17)	$(14)	$ (5)

At June 28, 2003, the maximum maturity date of any cash flow hedge was one year, excluding any forward exchange, option or swap contracts related to the payment of variable interest on existing financial instruments. The corporation expects to reclassify into earnings during the next 12 months net losses from accumulated other comprehensive income of approximately $26 at the time the underlying hedged transactions are realized.

During the year ended June 28, 2003, net losses related to cash flow and fair value hedge ineffectiveness, derivative losses excluded from the assessment of effectiveness, and gains or losses resulting from the disqualification of hedge accounting have been omitted due to the insignificance of these amounts.

Non-U.S.-Dollar Financing Transactions The corporation uses non-U.S.-dollar financing transactions as net investment hedges of long-term investments in the corresponding foreign currency. Hedges that meet the effectiveness requirements are accounted for under net investment hedging rules. For the year ended June 28, 2003, net losses of $200 arising from effective hedges of net investments have been reflected in the cumulative translation adjustment account within common stockholders' equity.

Fair Values The carrying amounts of cash and equivalents, trade accounts receivable, notes payable and accounts payable approximated fair value as of June 28, 2003, June 29, 2002 and June 30, 2001. The fair values of the remaining financial instruments recognized on the Consolidated Balance Sheets of the corporation at the respective year-ends were:

	2003	2002	2001
Long-term debt, including current portion	$6,512	$5,158	$3,098
ESOP convertible preferred stock	450	515	508
Interest rate swaps	52	15	–
Currency swaps	(46)	(31)	–
Foreign currency forwards	(22)	(10)	(20)
Foreign currency options	8	4	(1)

The fair value of the corporation's long-term debt, including the current portion, is estimated using discounted cash flows based on the corporation's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the ESOP preferred stock is based on the contracted conversion into the corporation's common stock. The fair value of interest rate and currency swaps is determined based upon externally developed pricing models, using financial market data obtained from swap dealers. The fair value of foreign currency forwards and options is based upon currency forward rates obtained from third-party institutions.

Concentrations of Credit Risk A large number of major international financial institutions are counterparties to the corporation's financial instruments. The corporation enters into financial instrument agreements only with counterparties meeting very stringent credit standards, limiting the amount of agreements or contracts it enters into with any one party and, where legally available, executing master netting agreements. These positions are continuously monitored. While the corporation may be exposed to credit losses in the event of nonperformance by these counterparties, it does not anticipate material losses because of these control procedures.

Trade accounts receivable due from highly leveraged customers were $180 at June 28, 2003, $110 at June 29, 2002 and $69 at June 30, 2001. The financial position of these businesses has been considered in determining allowances for doubtful accounts.

Notes to Financial Statements

Dollars in millions except per share data

Exit and Disposal Activities

The reported results for 2003, 2002 and 2001 reflect amounts recognized as a result of exit and business disposition activities. The impact of these activities on income from continuing operations before income taxes is summarized as follows:

	2003	2002	2001
Exit and disposal programs			
Bakery and Beverage restructuring	$ 39	$ –	$ –
Business Reshaping	(33)	165	213
Total exit costs (income)	6	165	213
Business dispositions	(4)	5	341
Impact on income from continuing operations before income taxes	$ 2	$170	$554

The following table illustrates where the costs (income) associated with these actions are recognized in the Consolidated Statements of Income of the corporation.

	2003	2002	2001
Cost of sales	$ 7	$ –	$ –
Cost of sales – product line exit costs	–	(7)	26
Selling, general and administrative expenses	6	–	–
(Income from) charges for exit activities and business dispositions	(11)	177	528
Impact on income from continuing operations before income taxes	$ 2	$170	$554

The exit and business disposition actions recognized in 2003 had no material impact on income from continuing operations or diluted earnings per share. The exit and business disposition actions recognized in 2002 reduced income from continuing operations and diluted earnings per share by $101 and $0.12, respectively; the amounts recognized in 2001 reduced income from continuing operations and diluted earnings per share by $500 and $0.59, respectively.

The impact of these actions on the corporation's business segments and the general corporate expenses are summarized as follows:

	2003	2002	2001
Sara Lee Meats	$ (6)	$ 33	$ 70
Sara Lee Bakery	33	50	59
Beverage	1	7	8
Household Products	–	–	3
Intimates and Underwear	(26)	80	411
General corporate expenses	–	–	3
Total	$ 2	$170	$554

Bakery and Beverage Restructuring During the second and fourth quarters of 2003, the corporation's management approved actions to reduce the cost structure of the Bakery and Beverage businesses. These actions reduced income from continuing operations before income taxes by $39, and decreased the operating results of the Sara Lee Bakery and Beverage segments by $37 and $2, respectively. The components of the charge are as follows:

- $15 of the charge is for the cost associated with terminating 648 domestic employees and providing them with severance benefits in accordance with existing benefit plans. 617 of the employees have been terminated and the severance obligation remaining in accrued liabilities on the Consolidated Balance Sheet was $9.

- $13 of the charge is related to actions to dispose of 3 manufacturing facilities as well as equipment and leasehold improvements at other locations. When management approved the actions, certain of the assets were classified as held for use and others as held for sale. The depreciation on the held for use assets was accelerated, and this resulted in a charge of $7 to the "Cost of sales" line in the Consolidated Statement of Income. As of June 28, 2003, all of these assets were classified as held for sale and the net book value of $1 is recognized in the balance sheet on the line labeled "Net assets of businesses held for sale". The estimated realizable value of the assets held for sale was based upon third-party appraisals and management estimates.

- $6 of the charge is for costs associated with the abandonment of certain trademarks obtained with the Earthgrains acquisition. Substantially all of these trademarks were abandoned by June 28, 2003 and were amortized to zero. This component of the charge is recognized in the "Selling, general and administrative expenses" line of the Consolidated Statement of Income.

- $5 of the charge is for the costs of noncancelable lease obligations for certain leased equipment and for some administrative office space. As of June 28, 2003, the obligations for the equipment had been satisfied and the office space had been exited. The charge was based upon the future lease payments to which the corporation is contractually obligated, net of anticipated sublease income. At the end of 2003, the lease obligation remaining in accrued liabilities of the Consolidated Balance Sheet was $1.

Business Reshaping Beginning in the second quarter of 2001, the corporation's management approved a series of actions to exit certain defined business activities. The final series of actions was approved in the second quarter of 2002. Each of these actions was to be completed in a 12-month period after being approved. All actions included in this program have been completed. The impact of these actions on income from continuing operations before income taxes is as follows:

During 2003, exit activities were completed for amounts that were more favorable than originally anticipated. As a result, the costs previously accrued were adjusted and resulted in an increase of $33 to income from continuing operations before income taxes. The $33 consists of a $20 credit for employee termination benefits, a credit of $9 for losses on the disposal of property and equipment, a $5 credit for noncancelable leases and other third-party obligations, and a $1 charge for moving expenses. Actual severance benefits were lower than originally anticipated for primarily two reasons. First, certain individuals left the corporation prior to their involuntary termination – as a result, no severance benefits were owed to these individuals. Secondly, approximately 4% of the employees originally targeted for termination were not severed as planned – as a result, the related accruals were no longer required. The adjustment recognized for the disposal of property and equipment resulted primarily from the receipt of cash proceeds that exceeded prior estimates. The adjustment for noncancelable leases and other third-party obligations resulted primarily from settling these liabilities for less than originally estimated. These adjustments increased the operating results of the corporation's business segments as follows: Sara Lee Meats – $6, Sara Lee Bakery – $4, Beverage – $1 and Intimates and Underwear – $22.

The exit activities approved by management during 2002 reduced income from continuing operations before income taxes by $165. The charge of $165 consists of the following: $100 of severance and other employee benefits; $26 of anticipated losses on the disposal of real estate and equipment; $40 of noncancelable lease payments and other third-party obligations; $6 of moving and other related expenses; and a $7 credit related to better than expected results on the exit of certain licensed products. These net charges decreased the operating results of the corporation's business segments as follows: Sara Lee Meats – $33; Sara Lee Bakery – $49; Beverage – $9; and Intimates and Underwear – $74.

The Business Reshaping plans approved by management during 2001 reduced income from continuing operations before income taxes by $213. The charge of $213 consists of the following: $122 of severance and other employee benefits; $37 of anticipated losses on the disposal of real estate and equipment; $25 of noncancelable lease payments and other third-party obligations; $3 of moving and other related expenses; and $26 related to the decision to exit certain licensed products. These net charges decreased the operating results of the corporation's business segments as follows: Sara Lee Meats – $23; Sara Lee Bakery – $13; Beverage – $6; Household Products – $3; Intimates and Underwear – $165; and the corporate headquarters – $3.

After combining the amounts recognized in 2003, 2002 and 2001, the exit activities completed by the corporation reduced income from continuing operations before income taxes by $345. The components of the $345 net charge are as follows:

- $202 of the cumulative charge is for the cost of severance and other employee benefits associated with the termination of 18,579 employees. The specific location of these employees is summarized in a table contained in this note. All of these employees have been terminated and the remaining accrued liability of $24 is for severance benefits to be paid in future periods.

- $60 of the cumulative charge is related to certain contractual obligations that must be satisfied in connection with the exit activities approved by management. Of this amount, $51 relates to noncancelable lease payments on 35 leased facilities that have been exited. Of the $51 charge, $35 remains to be paid as of June 28, 2003, and represents the difference between the remaining noncancelable lease obligation and the anticipated sublease income. Certain other contractual obligations account for the remaining $9 of the charge. These contractual obligations include amounts to terminate distribution and product licensing arrangements. Of the $9 charge, $2 remains to be paid as of June 28, 2003.

- $54 of the cumulative charge is for losses realized on the disposal of real estate and equipment at 17 owned facilities and the disposal of equipment at a number of leased facilities. The loss is primarily related to the exit of Intimates and Underwear manufacturing facilities in the United States, Mexico and Europe and 3 domestic meat processing plants. All of the owned facilities and equipment have been sold.

- $19 of the cumulative charge resulted from the decision to terminate product licensing agreements and exit related manufacturing operations. The $19 charge was recorded in the "Cost of sales – product line exit costs" line in the Consolidated Statements of Income and consisted of a $26 charge in 2001 and a $7 credit in 2002 from better than expected results on the disposition of inventory related to these licensing agreements. All of the inventory has been disposed.

- $10 of the cumulative charge relates to moving and other related expenses for employees affected by the Reshaping program. The corporation recognized these expenses in the period the related service was rendered by third-party suppliers. Cash was expended to pay vendors in essentially the same period as the expense was recognized.

Dollars in millions except per share data

The following table summarizes the charges taken for approved exit activities under the Business Reshaping program and the related status at June 28, 2003:

	Exit Costs (Benefits) Recognized During			Write-down of Assets to Net Realizable Value	Cash Payments	Accrued Exit Costs as of June 28, 2003
	2003	2002	2001			
Employee termination and other benefits	$(20)	$100	$122	$ –	$(178)	$24
Other exit costs – includes noncancelable lease and other contractual obligations	(5)	40	25	–	(23)	37
Expected losses on disposals of property and equipment and other related costs	(9)	26	37	(54)	–	–
Expected losses on disposal of inventories	–	(7)	26	(19)	–	–
Moving and other related costs	1	6	3	–	(10)	–
Total exit costs	$(33)	$165	$213	$(73)	$(211)	$61

Of the $345 cumulative charge, $272 requires the use of cash and $73 is a noncash charge. To date, cash expenditures of $211 have been made and $61 of cash expenditures remain to be made. The corporation expects to fund these future cash costs from internal sources.

The following table summarizes the employee terminations by location and business segment. All terminations were completed by the end of the second quarter of 2003:

	Sara Lee Meats	Sara Lee Bakery	Beverage	Household Products	Intimates and Underwear	Corporate	Total
United States	846	268	–	–	1,746	20	2,880
Canada	–	–	–	–	84	–	84
Puerto Rico, Mexico and Latin America	48	–	–	–	11,548	–	11,596
Europe	84	210	90	–	2,490	–	2,874
Asia and Africa	–	381	–	48	716	–	1,145
	978	859	90	48	16,584	20	18,579

Business Dispositions As part of the Business Reshaping program, the corporation's management approved actions to dispose of 18 businesses. All of these business dispositions have been completed. These businesses included Argal, a Spanish meat business; Ozark Salad, a domestic prepared salad business; the Champion apparel business in Europe and a portion of the domestic Champion business; Bakery operations in Europe, India and Asia; certain intimate apparel businesses in Australasia and Europe; and a number of businesses that supply textile products to the domestic and European intimate apparel industry. Cash proceeds received from the business dispositions were $143, of which $120 was received in 2001 and the remainder in 2002. All amounts recognized as a result of the business dispositions are included in the "(Income from) charges for exit activities and business dispositions" line of the Consolidated Statements of Income. The impact of these actions on the corporation's business segments are summarized as follows:

	2003	2002	2001
Sara Lee Meats	$ –	$ –	$ 47
Sara Lee Bakery	–	1	46
Beverage	–	(2)	2
Household Products	–	–	–
Intimates and Underwear	(4)	6	246
Total	$(4)	$ 5	$341

PYA/Monarch and Coach Dispositions

PYA/Monarch Disposition In December 2000, the corporation sold its PYA/Monarch foodservice distribution business and received cash proceeds of $1,559. The disposition resulted in a gain before income taxes of $1,126 and an after-tax gain of $638, or $0.75 of diluted earnings per share. The PYA/Monarch foodservice operation constituted a reportable segment of the corporation, and as a result, this gain has been recognized in the discontinued operations section of the accompanying Consolidated Financial Statements.

Gain on Disposal of Coach Business A tax-free gain of $967, or $1.13 of diluted earnings per share, was recognized on the disposition of the Coach business in 2001. This disposition took place in two steps. In October 2000, the corporation's Coach subsidiary completed an initial public offering of 19.5% (8,487,000 shares) of its common stock. Cash proceeds of $122 were received and a tax-free gain of $105 was recognized upon completion of the offering. In April 2001, the second step of the disposition was completed when the corporation's remaining 80.5% (35,026,333 shares) ownership interest in Coach was exchanged with third parties for 41,402,285 shares of Sara Lee common stock. The market value of the Coach shares disposed of was $998, and an $862 gain was recognized on this tax-free transaction.

Acquisitions

Earthgrains In July 2001, the corporation made a cash-tender offer for all of the outstanding common shares of The Earthgrains Company (Earthgrains) at a price of $40.25 per share. In August 2001, the corporation completed the acquisition, acquiring all of the outstanding shares and merging Earthgrains into a wholly owned subsidiary of the corporation. Consideration of $1,941, which consisted of $1,915 of cash and $26 of stock, was issued to acquire the Earthgrains shares. Cash on the Earthgrains balance sheet on the acquisition date reduced the cash expenditure to a net amount of $1,829. In addition, the corporation assumed $1,010 of Earthgrains' long-term debt and notes payable. There are no contingent payments or commitments associated with this acquisition. The results of operations for Earthgrains have been included in the consolidated financial results of the corporation since August 8, 2001.

Earthgrains manufactures fresh packaged bread and refrigerated dough in the United States and Europe, and delivers these products through direct-store and warehouse delivery systems. The Earthgrains acquisition provides growth opportunities for the corporation's existing domestic bakery operations. These growth opportunities are anticipated to come from a number of sources, including the introduction of the *Sara Lee* brand into fresh bread and refrigerated dough products, and the delivery of other products of the corporation through the Earthgrains distribution system. In Europe, Earthgrains provides the corporation with established positions for future growth in both Spain and France. The opportunities to leverage the *Sara Lee* brand name, the synergies from combining the existing bakery operations of the corporation with those of Earthgrains and the growth prospects for the Earthgrains base business were key factors associated with the determination of the purchase price and the related goodwill.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition.

Net Assets Acquired

	August 7, 2001
Assets	
Cash and marketable securities	$ 86
Accounts receivable	254
Inventory	75
Other current assets	91
Total current assets acquired	506
Property, plant and equipment	812
Other noncurrent assets	13
Identifiable intangibles	872
Goodwill	1,710
Total assets acquired	$3,913
Liabilities	
Accounts payable	$ (140)
Notes payable	(255)
Accrued liabilities	(202)
Current portion of long-term debt	(7)
Total current liabilities acquired	(604)
Long-term debt	(748)
Other noncurrent liabilities	(620)
Net assets acquired	$1,941

The corporation engaged an independent appraiser to determine the current replacement cost of property, the fair value of the intangible assets and the remaining useful lives of these Earthgrains' assets. The fair value of the intangible assets on the acquisition date was determined to be $872, of which $860 is subject to amortization with a weighted average life of 30 years and $12 is not subject to amortization. Trademarks and brands were valued at $478 and determined to have a weighted average useful life of 40 years; grocery store and other customer relationships were valued at $371 and determined to have a weighted average useful life of 19 years; and distribution management software was valued at $11 with a useful life of four years.

Goodwill of $1,710 was recognized in connection with the Earthgrains acquisition, and the entire amount relates to the Bakery segment. None of this goodwill is expected to be deductible for tax purposes.

Notes to Financial Statements

Dollars in millions except per share data

Other 2002 Business Acquisitions In 2002, the corporation completed acquisitions for a total cash cost of $101, which primarily consisted of:

- Trails Best, a domestic manufacturer of beef jerky and similar meat snacks as well as hamburger patties
- Café Prima, a coffee manufacturer and distributor located in Poland
- The corporation also acquired a small investment in a distributor of body care and shoe care products located in India, as well as a cost method investment in a material sourcing company.

The fair value of intangible assets identified in these acquisitions was $27, consisting primarily of trademarks and brand names, all of which are being amortized over a weighted average period of 6.5 years. The total goodwill recognized in connection with these acquisitions was $63, of which $48 relates to the Beverage segment, $12 relates to the Sara Lee Meats segment and $3 relates to the Household Products segment. None of this goodwill is expected to be deductible for tax purposes.

Unaudited Pro Forma Disclosures The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the 2002 acquisitions had been completed as of the beginning of the period presented. The unaudited pro forma data gives effect to actual operating results prior to the acquisition date. In determining the unaudited pro forma amounts, income taxes, interest expense, and depreciation and amortization of assets have been adjusted to the accounting base recognized for each in recording the combination.

	2002	2001
Net sales	$17,939	$19,303
Net income from continuing operations	1,013	1,537
Earnings per share from continuing operations		
Basic	$ 1.28	$ 1.86
Diluted	1.24	1.80

2001 Acquisitions During 2001, the corporation acquired several businesses for an aggregate purchase price of $300. The principal acquisitions were Café Pilão Caboclo Ltda., a Brazilian manufacturer and marketer of roasted coffee; Amando, a European processed meat manufacturer; and Zorba, a Brazilian apparel manufacturer. The businesses acquired in 2001 generated sales of $247 and contributions to pretax income were not significant.

Retirement Plans

The corporation has noncontributory defined benefit plans covering certain of its domestic employees. The benefits under these plans are based primarily on years of service and compensation levels. The plans are funded in conformity with the requirements of applicable government regulations. The plans' assets consist principally of marketable equity securities and corporate and government debt securities.

The employee benefit plans of the corporation's foreign subsidiaries have provisions consistent with local practices.

Net pension expense is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year. The weighted average assumptions at the respective year-ends were:

	2003	2002	2001
Discount rate	5.4%	6.0%	6.1%
Rate of compensation increase	5.0	5.0	4.9
Long-term rate of return on plan assets	7.2	7.6	8.0

The components of the defined benefit plan expenses were:

	2003	2002	2001
Components of defined benefit net periodic benefit cost			
Service cost	$ 106	$ 95	$ 92
Interest cost	217	190	179
Expected return on assets	(228)	(222)	(235)
Amortization of			
Net initial liability (asset)	1	–	(3)
Prior service cost	8	9	9
Net actuarial loss	34	13	2
Net periodic benefit cost	$ 138	$ 85	$ 44

The increase in pension expense in 2003 was primarily due to lower than anticipated returns on plan assets in prior years.

The funded status of defined benefit plans at the respective year-ends was:

	2003	2002	2001
Projected benefit obligation			
Beginning of year	$ 3,513	$2,957	$2,928
Service cost	106	95	92
Interest cost	217	190	179
Plan amendments	(32)	3	2
Acquisitions/dispositions	(6)	157	10
Benefits paid	(176)	(168)	(141)
Participant contributions	3	1	1
Actuarial loss (gain)	443	73	37
Foreign exchange	295	205	(151)
End of year	$ 4,363	$3,513	$2,957
Fair value of plan assets			
Beginning of year	$ 2,957	$2,701	$3,007
Actual return on plan assets	(335)	60	(55)
Employer contributions	124	81	56
Participant contributions	3	1	1
Benefits paid	(176)	(168)	(141)
Acquisitions/dispositions	12	89	(1)
Foreign exchange	206	193	(166)
End of year	$ 2,791	$2,957	$2,701
Funded status	$(1,572)	$ (556)	$ (256)
Unrecognized			
Prior service cost	20	55	59
Net actuarial loss	1,622	591	350
Net initial liability (asset)	5	6	4
Prepaid benefit cost recognized	$ 75	$ 96	$ 157
Amounts recognized on the Consolidated Balance Sheets			
Noncurrent benefit liability	$(1,178)	$ (220)	$ (38)
Other noncurrent assets	39	35	–
Accumulated other comprehensive income	1,214	281	195
Prepaid benefit cost recognized	$ 75	$ 96	$ 157

The corporation provides health-care and life-insurance benefits to certain retired employees and their covered dependents and beneficiaries. Generally, employees who have attained age 55 and have rendered 10 or more years of service are eligible for these postretirement benefits. Certain retirees are required to contribute to plans in order to maintain coverage. The components of the expense for these plans were:

	2003	2002	2001
Components of defined benefit net periodic benefit cost			
Service cost	$13	$13	$ 4
Interest cost	28	29	11
Net amortization and deferral	(6)	(1)	1
Net periodic benefit cost	$35	$41	$16

The increase in the postretirement health-care and life-insurance expense in 2002 was primarily due to the acquisition of Earthgrains.

The funded status of postretirement benefit plans at the respective year-ends was:

	2003	2002	2001
Accumulated postretirement benefit obligation			
Beginning of year	$ 499	$ 180	$ 181
Service cost	13	13	4
Interest cost	28	29	11
Net benefit paid	(25)	(25)	(14)
Actuarial loss (gain)	109	24	2
Acquisitions/dispositions	(3)	272	–
Plan amendments	(94)	–	–
Foreign exchange	8	6	(4)
End of year	$ 535	$ 499	$ 180
Fair value of plan assets	$ 1	$ 2	$ 2
Funded status	$(534)	$(497)	$(178)
Unrecognized			
Prior service cost	(89)	–	(2)
Net actuarial loss (gain)	100	(5)	(28)
Net initial asset	(12)	(13)	(6)
Net accrued benefit liability recognized on the Consolidated Balance Sheets	$(535)	$(515)	$(214)
Weighted average discount rate	5.5%	6.4%	6.5%

The assumed health-care cost trend rate is 10% for 2004, decreasing to 6.5% in 2008 and remaining at that level thereafter. These trend rates reflect the corporation's prior experience and management's expectation that future rates will decline. Assumed health-care cost trend rates impact the amounts reported for health-care plans. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest components	$ 6	$ (5)
Effect on postretirement benefit obligation	79	(43)

Dollars in millions except per share data

Intangible Assets and Goodwill

Impact of Adopting SFAS No. 142 The corporation elected to adopt the provisions of SFAS No. 142 at July 1, 2001. Under the provisions of SFAS No. 142, intangible assets with finite lives are amortized, while intangible assets with indefinite lives and goodwill are not amortized. Prior to the start of 2002, the corporation followed the provisions of APB Opinion No. 17, which required that all identifiable intangible assets and goodwill be amortized by systematic charges to income over the period expected to be benefited. The provisions of SFAS No. 142 prohibit the restatement of prior year financial statements. In order to permit the comparison of net income and earnings per share in 2003 and 2002 with that of 2001, the following table presents those amounts adjusted to exclude amortization expense related to goodwill and intangible assets that are no longer being amortized.

	2003	2002	2001
Net Income			
Reported net income	$1,221	$1,010	$2,266
Goodwill amortization	–	–	93
Intangible amortization	–	–	20
Adjusted net income	$1,221	$1,010	$2,379
Basic Earnings per Share			
Reported net income	$ 1.55	$ 1.27	$ 2.75
Goodwill amortization	–	–	0.12
Intangible amortization	–	–	0.02
Adjusted net income	$ 1.55	$ 1.27	$ 2.89
Diluted Earnings per Share			
Reported net income	$ 1.50	$ 1.23	$ 2.65
Goodwill amortization	–	–	0.11
Intangible amortization	–	–	0.02
Adjusted net income	$ 1.50	$ 1.23	$ 2.78

EPS amounts are rounded to the nearest cent and individual amounts may not necessarily sum.

Intangible Assets The primary components of the corporation's intangible assets and the related amortization expense are as follows:

	Gross	Accumulated Amortization	Net Book Value
2003			
Intangible assets subject to amortization			
Trademarks and brand names	$1,203	$301	$ 902
Customer relationships	374	51	323
Computer software	231	70	161
Other contractual agreements	22	7	15
	$1,830	$429	1,401
Trademarks and brand names not subject to amortization			709
Net book value of intangible assets			$2,110

	Gross	Accumulated Amortization	Net Book Value
2002			
Intangible assets subject to amortization			
Trademarks and brand names	$1,146	$215	$ 931
Customer relationships	374	24	350
Computer software	173	47	126
Other contractual agreements	9	3	6
	$1,702	$289	1,413
Trademarks and brand names not subject to amortization			693
Net book value of intangible assets			$2,106

Prior to 2002, intangible assets consisted primarily of trademarks and brand names. The aggregate amortization expense for intangible assets subject to amortization was $142 in 2003, $111 in 2002 and $110 in 2001. The estimated aggregate amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates, is as follows: $153 in 2004, $146 in 2005, $131 in 2006, $117 in 2007, and $99 in 2008.

Goodwill The goodwill associated with each business segment and the changes in those amounts during the period are as follows:

	Net Book Value at June 29, 2002	Business Acquisitions	Foreign Exchange/ Other	Net Book Value at June 28, 2003
2003				
Sara Lee Meats	$ 252	$ –	$13	$ 265
Sara Lee Bakery	1,710	–	–	1,710
Beverage	401	–	7	408
Household Products	497	–	49	546
Intimates and Underwear	454	–	4	458
	$3,314	$ –	$73	$3,387

	Net Book Value at July 1, 2001	Business Acquisitions	Foreign Exchange/ Other	Net Book Value at June 29, 2002
2002				
Sara Lee Meats	$ 238	$ 12	$ 2	$ 252
Sara Lee Bakery	–	1,710	–	1,710
Beverage	367	48	(14)	401
Household Products	454	3	40	497
Intimates and Underwear	470	–	(16)	454
	$1,529	$1,773	$ 12	$3,314

Income Taxes

The provisions for income taxes computed by applying the U.S. statutory rate to income before taxes as reconciled to the actual provisions were:

	2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent
Income from continuing operations before provision for income taxes						
United States	$ 258	17.4%	$ 228	19.2%	$1,079	58.3%
Foreign	1,226	82.6	957	80.8	772	41.7
	$1,484	100.0%	$1,185	100.0%	$1,851	100.0%
Tax expense at U.S. statutory rate	$ 519	35.0%	$ 415	35.0%	$ 648	35.0%
State taxes, net of federal benefit	9	0.6	5	0.4	9	0.5
Difference between U.S. and foreign rates	(142)	(9.5)	(144)	(12.2)	(169)	(9.2)
Gain on disposal of Coach business	–	–	–	–	(338)	(18.3)
Exit activities and business dispositions	(4)	(0.3)	(10)	(0.8)	140	7.6
Intangible amortization	(61)	(4.1)	–	–	50	2.7
Benefit of foreign tax credits	(12)	(0.8)	(69)	(5.8)	(38)	(2.0)
Other, net	(46)	(3.2)	(22)	(1.9)	(54)	(2.9)
Taxes at effective worldwide tax rates	$ 263	17.7%	$ 175	14.7%	$ 248	13.4%

Current and deferred tax provisions (benefits) were:

	2003		2002		2001	
	Current	Deferred	Current	Deferred	Current	Deferred
United States	$228	$(223)	$ 27	$ (95)	$ (12)	$29
Foreign	95	149	105	130	169	48
State	(12)	26	22	(14)	3	11
	$311	$ (48)	$154	$ 21	$160	$88

Following are the components of the deferred tax provisions (benefits) occurring as a result of transactions being reported in different years for financial and tax reporting:

	2003	2002	2001
Depreciation	$ 56	$ (27)	$ 11
Inventory valuation methods	1	7	22
Nondeductible reserves	(26)	7	31
Intangibles	(30)	(25)	46
Employee benefits	(26)	39	(26)
Other, net	(23)	20	4
	$ (48)	$ 21	$ 88
Cash payments for income taxes	$265	$266	$259

The deferred tax (assets) liabilities at the respective year-ends were as follows:

	2003	2002	2001
Deferred tax (assets) liabilities			
Reserves not deductible until paid	$(395)	$(365)	$(325)
Intangibles	494	525	232
Minimum pension liability	(425)	(98)	(68)
Restructuring reserves	(1)	(19)	(52)
Net operating loss and other tax carryforwards	(170)	(129)	(86)
Property, plant and equipment	112	56	(60)
Other	(71)	(51)	60
Net deferred tax (assets)	$(456)	$ (81)	$(299)

At June 28, 2003, applicable U.S. federal income taxes and foreign withholding taxes have not been provided on the accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these earnings had not been permanently reinvested, deferred taxes of approximately $730 would have been recognized in the Consolidated Financial Statements.

Notes to Financial Statements

Dollars in millions except per share data

Business Segment Information

The corporation's business segments are described in the Company Overview on pages 18 through 21 and in the Financial Review on page 26. In 2002, the corporation acquired Earthgrains and combined the operations of the Earthgrains business with the corporation's existing bakery business, creating the Sara Lee Bakery Group. The combined bakery business constituted a new business segment in 2002, and prior year results have been restated to conform to the new management and segment organization.

	2003	2002	2001
Sales [1,2]			
Sara Lee Meats	$ 3,746	$ 3,704	$ 3,722
Sara Lee Bakery	3,276	2,976	832
Beverage	2,756	2,539	2,786
Household Products	2,118	1,962	1,919
Intimates and Underwear	6,399	6,455	7,452
	18,295	17,636	16,711
Intersegment	(4)	(8)	(79)
Total	$18,291	$17,628	$16,632
Operating Segment Income			
Sara Lee Meats	$ 375 [3]	$ 323 [4]	$ 287 [5]
Sara Lee Bakery	98 [3]	97 [4]	(53)[5]
Beverage	429 [3]	416 [4]	477 [5]
Household Products	369	339	342 [5]
Intimates and Underwear	763 [3]	596 [4]	1,400 [5,6]
Total operating segment income	2,034	1,771	2,453
Amortization of goodwill, trademarks and other intangibles	(104)[3]	(77)	(191)
General corporate expenses	(248)	(301)	(231)[5]
Total operating income	1,682	1,393	2,031
Net interest expense	(198)	(208)	(180)
Income from continuing operations before income taxes	$ 1,484	$ 1,185	$ 1,851

	2003	2002	2001
Assets			
Sara Lee Meats	$ 2,092	$ 2,027	$ 1,816
Sara Lee Bakery	3,984	4,020	221
Beverage	2,199	1,767	1,669
Household Products	2,301	1,911	1,750
Intimates and Underwear	4,563	3,937	4,372
	15,139	13,662	9,828
Other [7,8]	(55)	91	339
Total assets	$15,084	$13,753	$10,167
Depreciation			
Sara Lee Meats	$ 105	$ 95	$ 86
Sara Lee Bakery	145	108	43
Beverage	98	80	77
Household Products	34	30	30
Intimates and Underwear	140	145	149
	522	458	385
Other	10	13	7
Total depreciation	$ 532	$ 471	$ 392
Additions to Long-lived Assets			
Sara Lee Meats	$ 143	$ 228	$ 162
Sara Lee Bakery	119	3,521	23
Beverage	193	266	331
Household Products	45	55	51
Intimates and Underwear	208	113	234
	708	4,183	801
Other	44	28	24
Total additions to long-lived assets	$ 752	$ 4,211	$ 825

1 Includes sales between segments. Such sales are at transfer prices that are equivalent to market value.

2 Revenues from one customer represent approximately $2.1 billion and $1.8 billion of the corporation's consolidated revenues in 2003 and 2002, respectively. All of the corporation's business segments sell to this customer. No single customer accounted for more than 10% of the corporation's consolidated sales in 2001.

3 Includes amounts recognized for exit activities and business dispositions reported in the 2003 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a credit of $6; Sara Lee Bakery – a charge of $27; Beverage – a charge of $1; Intimates and Underwear – a credit of $26; and accelerated amortization of intangibles in the Sara Lee Bakery Group – a charge of $6.

4 Includes amounts recognized for exit activities and business dispositions reported in the 2002 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a charge of $33; Sara Lee Bakery – a charge of $50; Beverage – a charge of $7; and Intimates and Underwear – a charge of $80.

5 Includes amounts recognized for exit activities and business dispositions reported in the 2001 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a charge of $70; Sara Lee Bakery – a charge of $59; Beverage – a charge of $8; Household Products – a charge of $3; Intimates and Underwear – a charge of $411; and Corporate Office – a charge of $3.

6 Includes the gain on the disposal of the Coach business of $967.

7 Principally cash and equivalents, certain fixed assets and certain other noncurrent assets.

8 Includes net assets of businesses held for sale of $1 in 2003, $7 in 2002 and $94 in 2001.

Geographic Area Information

	United States	France	Netherlands	Other	Total
2003					
Sales	$10,662	$1,246	$1,139	$5,244	$18,291
Long-lived assets	6,088	480	969	1,324	8,861
2002					
Sales	$10,768	$1,172	$ 933	$4,755	$17,628
Long-lived assets	6,053	434	852	1,270	8,609
2001					
Sales	$ 9,388	$1,179	$ 955	$5,110	$16,632
Long-lived assets	2,631	375	740	1,091	4,837

Quarterly Financial Data (Unaudited)

Quarter	First	Second	Third	Fourth
2003				
Net sales	$4,534	$4,776	$4,350	$4,631
Gross profit	1,782	1,902	1,746	1,809
Net income[1]	308	348	269	296
Per common share				
Net income – basic[2]	.39	.44	.34	.38
Net income – diluted[3]	.38	.42	.33	.37
Cash dividends declared	.150	.155	.155	.155
Market price – high	20.97	23.84	23.13	20.02
– low	16.15	18.02	18.19	16.25
– close	18.64	22.15	18.69	18.44
2002				
Net sales	$4,248	$4,685	$4,200	$4,495
Gross profit[4]	1,535	1,794	1,627	1,850
Net income[5]	242	160	257	351
Per common share				
Net income – basic[6]	.31	.20	.32	.44
Net income – diluted[7]	.30	.20	.31	.43
Cash dividends declared	.145	.150	.150	.150
Market price – high	22.75	23.35	22.35	22.45
– low	18.70	20.50	20.25	19.69
– close	21.30	22.30	20.76	20.64

The amounts above include the impact of the following exit activities and business dispositions. The impact of exit activities and business dispositions shown as negative amounts are charges and positive amounts are income.

2003	First	Second	Third	Fourth
[1] Income (charges) for exit activities and business dispositions	$ 7	$ 4	$ 1	$ (9)
[2] Impact of exit activities and business dispositions – basic	0.01	–	–	(0.01)
[3] Impact of exit activities and business dispositions – diluted	0.01	–	–	(0.01)

2002	First	Second	Third	Fourth
[4] Product line exit cost reversals	$ 3	$ 1	$ 3	$ –
[5] Income (charges) for exit activities and business dispositions	29	(143)	3	10
[6] Impact of exit activities and business dispositions – basic	0.04	(0.18)	–	0.01
[7] Impact of exit activities and business dispositions – diluted	0.04	(0.17)	–	0.01

Reports of Independent Auditors

To the Board of Directors and Stockholders,
Sara Lee Corporation:

In our opinion, the accompanying consolidated balance sheets as of June 28, 2003 and June 29, 2002 and the related consolidated statements of income, common stockholders' equity and cash flows for the years then ended present fairly, in all material respects, the financial position of Sara Lee Corporation and its subsidiaries as of June 28, 2003 and June 29, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company as of and for the year ended June 30, 2001, prior to the adjustments discussed in the Summary of Significant Accounting Policies note, Business Segment Information note and Intangible Assets and Goodwill note, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated July 27, 2001.

As disclosed in the Summary of Significant Accounting Policies note, during the year ended June 29, 2002 the Company changed the manner in which it recognizes, measures and displays certain sales incentives upon the adoption of the accounting guidance of Emerging Issues Task Force Issue 01-9.

As disclosed in the Intangible Assets and Goodwill note, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of the accounting guidance of Statement of Financial Accounting Standards No. 142 on July 1, 2001.

As discussed above, the financial statements of Sara Lee Corporation as of and for the year ended June 30, 2001 were audited by other independent accountants who have ceased operations. As described in the Summary of Significant Accounting Policies note and the Business Segment Information note, these financial statements have been restated to reflect the adoption of Emerging Issues Task Force Issue 01-9 and the change in the composition of the Company's reportable segments, respectively. As described in the Intangible Assets and Goodwill note, these financial statements have also been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142. We audited the adjustments described in the Summary of Significant Accounting Policies note and the Business Segment Information note that were applied to restate the 2001 financial statements. We also audited the adjustments in the transitional disclosures in the Intangible Assets and Goodwill note. In our opinion, all such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.



PricewaterhouseCoopers LLP
Chicago, Illinois
July 30, 2003

Predecessor Auditor (Arthur Andersen LLP) Opinion

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. As discussed in the Business Segment Information note, as a result of the acquisition of The Earthgrains Company, the corporation has reflected a new Sara Lee Bakery business segment in the consolidated financial statements. Additionally, in 2002, the corporation adopted the provisions of Emerging Issues Task Force Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer" (Issue 01-9), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). As discussed in the Summary of Significant Accounting Policies note, the corporation has reflected the impact of adopting Issue 01-9 on the 2001 consolidated financial statements by restating certain revenue and expense amounts. As discussed in the Goodwill and Intangible Assets note, the

Management's Report

corporation has presented the transitional disclosures for 2001 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes to the 2001 consolidated financial statements. The adjustments to the 2001 consolidated financial statements were reported on by PricewaterhouseCoopers LLP as stated in their report appearing herein.

To the Board of Directors and Stockholders,
Sara Lee Corporation:

We have audited the accompanying consolidated balance sheets of SARA LEE CORPORATION (a Maryland corporation) AND SUBSIDIARIES as of June 30, 2001, July 1, 2000*, and July 3, 1999*, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sara Lee Corporation and Subsidiaries as of June 30, 2001, July 1, 2000*, and July 3, 1999*, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP
Chicago, Illinois
July 27, 2001

* The 2000 and 1999 consolidated financial statements are not required to be presented in the 2003 annual report.

The management of Sara Lee Corporation has prepared the accompanying consolidated financial statements and is responsible for their content and other information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts that are based upon management's best estimates and judgments.

The corporation maintains a system of internal accounting controls designed to be cost-effective while providing reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization while being properly recorded in the financial records. The system of internal controls is characterized by a control-oriented environment within the corporation, which includes written policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors. The corporation's control environment is further enhanced through a set of Global Business Standards that are communicated throughout the organization which establish ethical and legal responsibilities for employees worldwide.

PricewaterhouseCoopers LLP, independent auditors, have audited and reported on the corporation's fiscal 2003 and 2002 consolidated financial statements. Their accompanying report is based on an examination conducted in accordance with generally accepted auditing standards. These standards require that audits are planned and performed in order to provide reasonable assurance that the financial statements are free of material misstatement.

The Audit Committee of the Board of Directors is composed entirely of independent directors. The Committee meets periodically throughout the year with management, internal auditors and the independent public accountants to discuss the corporation's internal accounting controls and auditing and financial reporting matters. The internal auditors and independent accountants have unrestricted access to the Audit Committee.



C. Steven McMillan
Chairman, President and Chief Executive Officer



L. M. (Theo) de Kool
Executive Vice President and Chief Financial Officer










J.T. Battenberg III,

Charles W. Coker, 

James S. Crown, 

Willie D. Davis,

Vernon E. Jordan, Jr., 

James L. Ketelsen,

Laurette T. Koellner,

Cees J.A. van Lede,

Hans B. van Liemt, 

Joan D. Manley,

C. Steven McMillan, 

Cary D. McMillan,

Rozanne L. Ridgway,

Richard L. Thomas, 

White














C. Steven McMillan,

L.M. (Theo) de Kool,

Cary D. McMillan,

Adriaan Nühn,

Robert S. Kopriva,

Richard A. Noll,

Lee A. Chaden,

Janet E. Bergman,

Roderick A. Palmore,

Peter J.W. Roorda,

Wayne R. Szypulski,

Ann E. Ziegler,

Corporate Office

Operations

Food and Beverage

Intimates and Underwear

Household Products

Investor Information

Corporate Information

The corporation's annual report and proxy statement together contain substantially all the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals interested in receiving the Form 10-K, investor packets or other corporate literature, as well as our latest quarterly earnings announcement via first-class mail, should call or write to the Investor Relations Department. This information also is available via the Internet with links to our brand and division Web sites.

Annual Reports, Investor Packets
Investor Relations Department
Sara Lee Corporation
Three First National Plaza
Chicago, Illinois 60602-4260
+1.312.558.4947
www.saralee.com

Investor Inquiries

Securities analysts, portfolio managers and representatives of financial institutions seeking information about the corporation should contact Investor Relations at the corporate headquarters at **+1.312.558.4966.**

Stockholder Inquiries

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address, dividend payments and direct deposit of quarterly dividends into checking or savings accounts should write to Shareholder Services at the corporate headquarters or call **+1.888.422.9881.**

2003 Annual Meeting of Stockholders

Thursday, October 30, 2003
11:00 a.m. eastern standard time
Hyatt Regency Tampa
211 North Tampa Street
Tampa, Florida

Stock Listing

Sara Lee Corporation's common stock is listed under the symbol **SLE** on the New York, Chicago and Pacific stock exchanges. The stock also is traded on the London, Euronext Amsterdam and Euronext Paris stock exchanges, and on the Swiss Exchange. Options are traded on the American Stock Exchange. The corporation's daily trading activity, stock price and dividend information are in the financial sections of most major newspapers.

Dividends

Sara Lee Corporation's quarterly dividends on common stock are paid on or about the first day of January, April, July and October. The corporation has paid **230 consecutive quarterly dividends.**

Dividend Reinvestment

Stockholders are invited to participate in the Sara Lee Investment Plan. Our plan provides a convenient and economical way to purchase shares directly from the company, reinvest your dividends and invest additional cash amounts in Sara Lee Corporation stock.

A complete plan prospectus as well as other shareholder services forms can be found on our Web site at **www.saralee.com** in the Investors section (Shareholder Services) or you can request further information by writing to Shareholder Services at the corporate headquarters.

Return on Owning Sara Lee Corporation Stock

After adjusting for stock splits, an investment of $100 in Sara Lee Corporation common stock purchased on July 3, 1993, at its $12.13 price was worth $191.68 on June 28, 2003, assuming the reinvestment of dividends and before consideration of taxes. This is an increase of 92 percent, or a compound annual growth rate of 6.7 percent over the 10-year period. After adjusting for the impact of inflation over the past 10 years, the same initial investment would have grown to $160.32. This is an increase of 60 percent, or a compound **annual real growth rate of 4.8 percent.**



This year's report is printed on recycled paper. Sara Lee specifically chose a printing company that utilizes an enclosed printing facility, which results in near-zero VOC emissions. The report is printed with soy-based inks and meets the Environmental Defense definition of Totally Chlorine-Free.

Design: Coates + Coates. Printing: Anderson Lithograph.


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Three First National Plaza
Chicago, Illinois 60602-4260
+ 1.800.SARA.LEE
+ 1.312.726.2600
www.saralee.com